Filed Pursuant to Rule 424(b)(3) Registration No.s 333-138858,
333-133565, 333−129939 and 333-123216

PROSPECTUS SUPPLEMENT
Number 1
to
Prospectus dated December 5, 2006
of
CAPITAL GOLD CORPORATION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement no. 1 supplements the information provided in our prospectus dated December 5, 2006. This prospectus supplement should be read in conjunction with that Prospectus, which is to be delivered with this prospectus supplement.

This Prospectus Supplement includes our Quarterly Report on Form 10-QSB for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 19, 2006.

The date of this Prospectus Supplement is December 20, 2006.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 31, 2006

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 0-13078

    CAPITAL GOLD CORPORATION
(Exact name of small business issuer as specified in its charter)

DELAWARE	13-3180530
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

76 Beaver Street, 26TH floor, New York, NY 10005
(Address of principal executive offices)

Issuer's telephone number: (212) 344-2785

(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date.

Class	Outstanding at December 15, 2006
Common Stock, par value $.0001 per share	133,482,854

Transitional Small Business Format (check one);   Yes ☐   No ☒

PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements

The accompanying financial statements are unaudited for the interim periods, but include all adjustments (consisting only of normal recurring adjustments), which we consider necessary for the fair presentation of results for the three months ended October 31, 2006.

Moreover, these financial statements do not purport to contain complete disclosure in conformity with U.S. generally accepted accounting principles and should be read in conjunction with our audited financial statements at, and for the fiscal year ended July 31, 2006.

The results reflected for the three months ended October 31, 2006 are not necessarily indicative of the results for the entire fiscal year.

CAPITAL GOLD CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)

October 31,
2006
ASSETS
Current Assets:
Cash and Cash Equivalents	$1,936,828
Loans Receivable - Affiliate (Note 8 and 11)	43,995
Prepaid Assets	35,525
Marketable Securities (Note 3)	140,000
Deposits (Note 18)	1,679,110
Other Current Assets	338,374
Total Current Assets	4,173,832

Mining Concessions (Note 6)	70,104

Property & Equipment - net (Note 4)	4,499,160

Intangible Assets - net (Note 5)	512,900

Other Assets:
Other Investments (Note 9)	28,052
Deferred Financing Costs (Note 13)	683,849
Mining Reclamation Bonds (Note 6)	35,550
Other	42,285
Security Deposits	9,599
Total Other Assets	799,335

Total Assets	$10,055,331

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable	$289,934
Accrued Expenses	584,116
Derivative Contracts (Note 16)	115,424
Total Current Liabilities	989,474

Note Payable	1,250,000
Total Long-term Liabilities (Note 13)	1,250,000

Commitments and Contingencies
Stockholders’ Equity:
Common Stock, Par Value $.0001 Per Share;
Authorized 200,000,000 shares; Issued and
Outstanding 132,785,129 Shares	13,278
Additional Paid-In Capital	44,433,022
Deficit Accumulated in the Development Stage	(32,549,272)
Deferred Financing Costs (Note 13)	(4,136,015)
Deferred Compensation	(52,500)
Accumulated Other Comprehensive Loss (Note 10)	107,344
Total Stockholders’ Equity	7,815,857
Total Liabilities and Stockholders’ Equity	$10,055,331

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

			For the Period
	For The Three Months Ended		September 17, 1982
	October 31,		(Inception) To
	2006	2005	October 31, 2006

Revenues	$-	$-	$-
Costs and Expenses:
Mine Expenses	212,227	540,551	9,816,940
Write-Down of Mining, Milling and Other Property and Equipment	-	-	1,299,445
Selling, General and Administrative Expenses	632,237	289,347	12,630,697
Stocks and Warrants issued for Services	-	-	9,499,238
Depreciation and Amortization	73,445	8,570	487,571
Total Costs and Expenses	917,909	838,468	33,733,891

Loss from Operations	(917,909)	(838,468)	(33,733,891)

Other Income (Expense):
Interest Income	21,578	25,506	1,001,295
Interest Expense	(22,581)	-	(22,581)
Miscellaneous	-	-	36,199
Loss on Sale of Property and Equipment	-	-	(155,713)
Gain on Sale of Subsidiary	-	-	1,907,903
Option Payment	-	-	70,688
Loss on change in fair value of derivative	(241,857)		(823,781)
Loss on Write-Off of Investment	-	-	(10,000)
Loss on Joint Venture	-	-	(901,700)
Loss on Option	-	-	(50,000)
Gain (Loss) on Other Investments	-	-	(3,697)
Loss on Write -Off of Minority Interest	-	-	(150,382)
Total Other Income (Expense)	(242,860)	25,506	898,231

Loss Before Minority Interest	(1,160,769)	(812,962)	(32,835,660)
Minority Interest	-	-	286,388
Net Loss	$(1,160,769)	$(812,962)	$(32,549,272)

Net Loss Per Common Share - Basic and Diluted	$(0.01)	$(0.01)

Weighted Average Common Shares Outstanding	132,597,627	95,969,218

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED OCTOBER 31, 2006 (UNAUDITED)

				Deficit	Accumulated
				Accumulated	Other
			Additional	in the	Comprehensive	Deferred	Deferred	Total
	Common Stock		paid-in-	Development	Income/	Financing	Compensation	Stockholder
	Shares	Amount	capital	Stage	(Loss)	Costs	Costs	Equity

Balance at July 31, 2006	131,635,129	13,163	40,733,825	(31,388,503)	146,493	(522,541)	(52,500)	8,929,937
Deferred Financing Costs	1,150,000	115	350,635	-	-	(350,750)	-	-
Deferred Financing Costs	-	-	3,314,449	-	-	(3,314,449)	-	-
Amortization of Deferred Finance Costs	-	-	-	-	-	51,725	-	51,725
Options and warrants issued for services	-	-	34,113	-	-	-	-	34,113
Unrealized loss on marketable securities	-	-	-	-	50,000	-	-	50,000
Change in fair value on interest rate swaps	-	-	-	-	(91,682)	-	-	(91,682)
Equity adjustment from foreign currency translation	-	-	-	-	2,533	-	-	2,533
Net loss for the three months ended October 31, 2006	-	-	-	(1,160,769)	-		-	(1,160,769)
Balance - October 31, 2006	132,785,129	$13,278	$44,433,022	$(32,549,272)	$107,344	$(4,136,015)	$(52,500)	$7,815,857

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For The Three Months Ended		For The Period September 17, 1982
	October 31,		(Inception) To
	2006	2005	October 31, 2006
Cash Flow From Operating Activities:
Net Loss	$(1,160,769)	$(812,962)	$(32,549,272)
Adjustments to Reconcile Net Loss to
Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	73,445	8,570	496,141
Gain on Sale of Subsidiary	-	-	(1,907,903)
Minority Interest in Net Loss of Subsidiary	-	-	(286,388)
Write-Down of Impaired Mining, Milling and Other	-
Property and Equipment	-	-	1,299,445
Loss on Sale of Property and Equipment	-	-	155,713
Loss on change in fair value of derivative	241,858		823,782
Loss on Write-Off of Investment	-	-	10,000
Loss on Joint Venture	-	-	901,700
Loss on Write-Off of Minority Interest	-	-	150,382
Value of Common Stock and Warrants Issued for Services	34,115	-	12,619,730
Changes in Operating Assets and Liabilities:
(Increase) Decrease in Prepaid Expenses	4,507	18,991	(16,575)
(Increase) Decrease in Other Current Assets	4,145,478	18,013	(1,120,361)
(Increase) in Other Deposits	(1,429,110)	(18,000)	(1,697,110)
Increase (Decrease) in Other Assets	768	-	(41,900)
(Increase) in Security Deposits	-	-	(9,605)
Increase (Decrease) in Accounts Payable	30,962	55,030	373,146
Increase (Decrease) in Accrued Expenses	227,445	(46,819)	364,374
Net Cash Provided by (Used in) Operating Activities	2,168,699	(777,177)	(20,434,701)

Cash Flow From Investing Activities:
(Increase) in Other Investments	(6,572)	(260)	(28,312)
Purchase of Mining, Milling and Other Property and
Equipment	(3,475,456)	(17,524)	(6,666,738)
Purchase of Concessions	-	-	(25,324)
Investment in Intangibles	(500,000)	-	(518,620)
Proceeds on Sale of Mining, Milling and Other Property
and Equipment	-	-	275,638
Proceeds From Sale of Subsidiary	-	-	2,131,616
Expenses of Sale of Subsidiary	-	-	(101,159)
Advance Payments - Joint Venture	-	-	98,922
Investment in Joint Venture	-	-	(101,700)
Investment in Privately Held Company	-	-	(10,000)
Net Assets of Business Acquired (Net of Cash)	-	-	(42,130)
Investment in Marketable Securities	-	-	(50,000)

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED) - (Continued)

	For The Three Months Ended		For The Period September 17, 1982
	October 31,		(Inception) To
	2006	2005	October 31, 2006

Net Cash Used in Investing Activities	(3,982,028)	(17,784)	(5,037,807)

Cash Flow From Financing Activities:
Advances to Affiliate	(2,250)	(3,577)	(47,572)
Proceeds from Borrowing on Credit Facility	1,250,000		1,250,000
Proceeds of Borrowings - Officers	-	-	18,673
Repayment of Loans Payable - Officers	-	-	(18,673)
Proceeds of Note Payable	-	-	11,218
Payments of Note Payable	-	-	(11,218)
Proceeds From Issuance of Common Stock, net	-	-	26,850,844
Commissions on Sale of Common Stock	-	-	(5,250)
Deferred Finance Costs	(241,624)	-	(692,401)
Expenses of Initial Public Offering	-	-	(408,763)
Capital Contributions - Joint Venture Subsidiary	-	-	304,564
Purchase of Certificate of Deposit - Restricted	-	-	(5,000)
Purchase of Mining Reclamation Bonds	-	-	(30,550)
Net Cash Provided By (Used In) Financing Activities	1,006,126	(3,577)	27,215,872
Effect of Exchange Rate Changes	2,533	(7,138)	193,464

Increase (Decrease) In Cash and Cash Equivalents	(804,670)	(805,676)	1,936,828
Cash and Cash Equivalents - Beginning	2,741,498	4,281,548	-
Cash and Cash Equivalents - Ending	$1,936,828	$3,475,872	$1,936,828

Supplemental Cash Flow Information:
Cash Paid For Interest	$-	$-	$-
Cash Paid For Income Taxes	$557	$6,315	$46,531
Non-Cash Financing Activities:
Issuances of Common Stock as Commissions
on Sales of Common Stock	$-	$-	$440,495
Issuance of common stock and warrants as payment of financing costs	$3,665,199	$-	$4,187,740
Change in fair value of derivative instrument	$91,682		$91,682
Issuance of common stock and warrants as payment for Expenses	$-	$-	$192,647
Issuance of Common Stock as Payment for Mining,
Milling and Other Property and Equipment	$-	$-	$4,500
Exercise of Options as Payment of Accounts Payable	$-	$-	$36,000

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2006

NOTE 1 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Capital Gold Corporation and its subsidiaries, which are wholly and majority owned. All significant inter-company accounts and transactions have been eliminated in consolidation.

Capital Gold Corporation ("Capital Gold", "the Company", "we" or "us") was incorporated in February 1982 in the State of Nevada. During March 2003 the Company's stockholders approved an amendment to the Articles of Incorporation to change its name from Leadville Mining and Milling Corp. to Capital Gold Corporation. In November 2005, the Company reincorporated in Delaware. The Company owns rights to property located in the State of Sonora, Mexico and the California Mining District, Lake County, Colorado and is in the process of constructing and developing an open-pit gold mining operation to mine two of its Mexican concessions All of the Company's mining activities are now being performed in Mexico. The Company is a development stage enterprise.

On June 29, 2001, the Company exercised an option and purchased from AngloGold North America Inc. and AngloGold (Jerritt Canyon) Corp. 100% of the issued and outstanding stock of Minera Chanate, S.A. de C.V., a subsidiary of those two companies (“Minera Chanate”). Minera Chanate's assets consisted of certain exploitation and exploration concessions in the States of Sonora, Chihuahua and Guerrero, Mexico. We sometimes refer to these concessions as the El Chanate Concessions.

Pursuant to the terms of the agreement, on December 15, 2001, the Company made a $50,000 payment to AngloGold. AngloGold will be entitled to receive the remainder of the purchase price by way of an ongoing percentage of net smelter returns of between 2% and 4% plus 10% net profits interest (until the total net profits interest payment received by AngloGold equals $1,000,000). AngloGold's right to a payment of a percentage of net smelter returns and the net profits interest will terminate at such point as they aggregate $18,018,355. In accordance with the agreement, the foregoing payments are not to be construed as royalty payments. Should the Mexican government or other jurisdiction determine that such payments are royalties, we could be subject to and would be responsible for any withholding taxes assessed on such payments.

Under the terms of the agreement, the Company has granted AngloGold the right to designate one of its wholly-owned Mexican subsidiaries to receive a one time option to purchase 51% of Minera Chanate (or such entity that owns the Minera Chanate concessions at the time of option exercise). That Option is exercisable over a 180 day period commencing at such time as the Company notifies AngloGold that it has made a good faith determination that it has gold-bearing ore deposits on any one of the identified group of El Chanate Concessions, when aggregated with any ore that the Company has mined, produced and sold from such concessions, of in excess of 2,000,000 troy ounces of contained gold. The exercise price would equal twice the Company's project costs on the properties during the period commencing on December 15, 2000 and ending on the date of such notice.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the accompanying condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the condensed consolidated financial position and results of operations and cash flows for the periods presented.

Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

The condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a development stage enterprise and has recurring losses from operations and operating cash constraints that raise substantial doubt about the Company's ability to continue as a going concern. These statements should be read in conjunction with the Company’s consolidated financial statements included within our Form 10-KSB for the fiscal year ended July 31, 2006, as filed with the SEC on November 1, 2006.

NOTE 2 - Equity Based Compensation

In connection with offers of employment to the Company’s executives as well as in consideration for agreements with certain consultants, the Company issues options and warrants to acquire its common stock. Employee and non-employee awards are made in the discretion of the Board of Directors.

Such options and warrants may be exercisable at varying exercise prices currently ranging from $0.02 to $0.41 per share of common stock with certain of these grants becoming exercisable immediately upon grant subject to shareholder approval. Certain grants vest for a period of five months to two years (generally concurrent with service periods for grants to employees/consultants - See Note 15 - Employee and Consulting Agreements). Certain grants contain a provision whereby they become immediately exercisable upon a change of control.

Effective February 1, 2006, the Company adopted the provisions of SFAS No. 123R. Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. The Company adopted the provisions of FAS 123R using a modified prospective application. Under this method, compensation cost is recognized for all share-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. Prior periods are not revised for comparative purposes. Because the Company previously adopted only the pro forma disclosure provisions of SFAS 123, it will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption, using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS 123, except that forfeitures rates will be estimated for all options, as required by FAS 123R.

The cumulative effect of applying the forfeiture rates is not material. FAS 123R requires that excess tax benefits related to stock options exercises be reflected as financing cash inflows instead of operating cash inflows.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on the historical volatility of the price of the Company stock. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, expected life and forfeiture rates. The estimated per share weighted average grant-date fair values of stock options and warrants granted during the three months ended October 31, 2006 and 2005, were $0.31 and $0, respectively. The fair values of the options and warrants granted were estimated based on the following weighted average assumptions:

	Three Months ended October 31,
	2006	2005

Expected volatility	134%	-
Risk-free interest rate	6.25%	-
Expected dividend yield	-	-
Expected life	4.5 years	-

Stock option and warrant activity for employees during the three months ended October 31, 2006 is as follows:

	Number of Options	Weighted Average exercise price	Weighted average remaining contracted term (years)	Aggregate intrinsic value

Outstanding at July 31, 2005	4,711,363	$.30	0.30	$1,277,977
Options granted	4,611,363.13		-	-
Options exercised	(590,909)	.05	-	-
Options expired	(3,161,363)	.05	-	-
Warrants and options outstanding at July 31, 2006	5,570,454	$.16	1.17	$702,250

Options granted	-	-	-	-
Options exercised	-	-	-	-
Options expired	-	-	-	-
Warrants and options outstanding at October 31, 2006	5,570,454	$.16	0.92	$702,250
Warrants and options exercisable at October 31, 2006	4,120,454	$.10	0.46	$680,250

Unvested stock option and warrant balances for employees at October 31, 2006 are as follows:

Weighted
		Weighted	average
	Number	Average	remaining	Aggregate
	of	Exercise	contracted	Intrinsic
	Options	price	term (years)	value

Outstanding at August 1, 2005	-	-	-	$-
Options granted	150,000	$.32	1.58	16,500
Unvested Options outstanding at October 31, 2006	150,000	$.32	1.58	$16,500

Stock option and warrant activity for non-employees during the three months ended October 31, 2006 is as follows:

			Weighted
		Weighted	average
	Number	Average	remaining	Aggregate
	of	Exercise	contracted	Intrinsic
	Options	price	term (years)	value

Outstanding at July 31, 2005	31,902,004	$.30	1.13	$3,430,120
Options granted	6,844,000.28		-	-
Options exercised	(12,835,004)	.29	-	-
Options expired	(350,000)	.10	-	-
Warrants and options outstanding at July 31, 2006	25,561,000	$.29	1.33	$1,939,530

Options granted	12,600,000	$.317	-	-
Options exercised	-	-	-	-
Options expired	-	-	-	-
Warrants and options outstanding at October 31, 2006	38,161,000	$.30	1.74	$1,787,330
Warrants and options exercisable at October 31, 2006	37,911,000	$.29	1.44	$1,786,430

Prior to the adoption of FAS 123R, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25 issued in March 2000 (“FIN 44”), to account for its fixed plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amended FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.

The following table illustrates the effect on the net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation prior to February 1, 2006:

Year Ended July 31, 2006
Net loss	$(4,804,692)
Add stock-based employee compensation expense (recovery) included in reported net income (loss)	-
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(773,263)
Pro forma net loss	$(5,577,955)
Pro forma net loss per common share (Basic and diluted)	$(.05)
Weighted average common shares outstanding: Basic and diluted	112,204,471

Net loss per common share basic and diluted	$(.04)

NOTE 3 - Marketable Securities

Marketable securities are classified as current assets and are summarized as follows:

October 31,
2006

Marketable equity securities, at cost	$50,000
Marketable equity securities, at fair value	$140,000
(See Notes 8 & 10)

NOTE 4 - Property and Equipment

Property and Equipment consist of the following at October 31, 2006:

Construction in progress	4,101,478
Water Well	141,242
Building	116,922
Equipment	75,756
Vehicle	80,200
Improvements	15,797
Office Equipment	14,893
Furniture	1,843

Total	$4,548,131

Less: accumulated depreciation	(48,971)

Property and equipment, net	$4,499,160

The Company issued purchase orders on material and equipment regarding its El Chanate Project amounting to approximately $6,200,000 as of October 31, 2006, and had paid approximately $3,200,000 on these commitments.

Depreciation expense for the three months ended October 31, 2006 and 2005 was $12,267 and $7,538, respectively.

NOTE 5 - Intangible Assets

Intangible assets consist of the following as of October 31, 2006:

Repurchase of Net Profits Interest from FG	$500,000
Investment in Right of way	18,620
Less: accumulated amortization	(5,720)

Intangible assets, net	$512,900

On September 13, 2006, the Company repurchased the 5% net profits interest formerly held by Grupo Minera FG (“FG”), and subsequently acquired by Daniel Gutierrez Cibrian, with respect to the operations at the El Chanate mine. That net profits interest had originally been granted to FG in connection with the April 2004 termination of the joint venture agreement between FG and MSR, Capital Gold’s wholly owned Mexican subsidiary. MSR also received a right of first refusal to carry out the works and render construction services required to effectuate the El Chanate Project. This right of first refusal is not applicable where a funding source for the project determines that others should render such works or services. FG has assigned or otherwise transferred to MSR all permits, licenses, consents and authorizations (collectively, “authorizations”) for which FG had obtained in its name in connection with the development of the El Chanate Project to the extent that the authorizations are assignable. To the extent that the authorizations are not assignable or otherwise transferable, FG has given its consent for the authorizations to be cancelled so that they can be re-issued or re-granted in MSR’s name. The foregoing has been completed. The purchase price for the buyback of the net profits interest was $500,000, and was structured as part of the project costs financed by the recently completed loan agreement with Standard Bank, Plc. (See Note 13). Mr. Gutierrez will retain a 1% net profits interest in MSR, payable only after a total $US 20 million in net profits has been generated from operations at El Chanate. The Company recorded this transaction on its balance sheet as an intangible asset under guidance provided by FAS 142 - Goodwill and Other Intangible Assets to be amortized over the period of which the asset is expected to contribute directly or indirectly to the Company’s cash flow.

Amortization expense for the three months ending October 31, 2006 and 2005 was $900 and $1,032, respectively.

NOTE 6 - Mining Reclamation Bonds

These represent certificates of deposit that have been deposited as security for Mining Reclamation Bonds in Colorado. They bear interest at rates varying from 4.35% to 5.01% annually and mature at various dates through 2010.

NOTE 7 - Mining Concessions

Mining concessions consists of the following:

El Charro	$25,324
El Chanate	44,780

Total	$70,104

The El Chanate exploitation and exploration concessions are carried at historical cost and were acquired in connection with the purchase of the stock of Minera Chanate (see Note 1).

The Company acquired an additional mining concession - El Charro. El Charro lies within the current El Chanate property boundaries. The Company is required to pay 1 1/2% net smelter royalty in connection with the El Charro concession.

NOTE 8 - Loans Receivable - Affiliate

Loans receivable - affiliate consist of expense reimbursements from a publicly-owned corporation in which the Company has an investment. The Company's president and chairman of the board of directors is an officer and director of that corporation. These loans are non-interest bearing and due on demand (see Note 3 & 11).

NOTE 9 - Other Investments

Other investments are carried at cost and consist of tax liens purchased on properties located in Lake County, Colorado.

NOTE 10 - Other Comprehensive Income(Loss)-Supplemental Non-Cash Investing Activities

Other comprehensive income (loss) consists of accumulated foreign translation gains and losses and unrealized gains and losses on marketable securities and is summarized as follows:

Balance - July 31, 2005	$157,714

Equity Adjustments from Foreign Currency Translation	48,779
Unrealized Gains (loss) on Marketable Securities	(60,000)

Balance - July 31, 2006	146,493

Change in fair value of derivative instrument	(91,682)
Equity Adjustments from Foreign Currency Translation	2,533
Unrealized Gains (loss) on Marketable Securities	50,000

Balance - October 31, 2006	$107,344

NOTE 11 - Related Party Transactions

In August 2002, the Company purchased marketable equity securities of a related company. The Company recorded approximately $2,250 and $3,600 in expense reimbursements including office rent from this entity for the three months ended October 31, 2006 and 2005, respectively (see Notes 3 and 8). The Company utilizes a Mexican Corporation 100% owned by two officers/Directors and stockholders of the Company for mining support services. These services include but are not limited to the payment of mining salaries and related costs. The Mexican Corporation bills the Company for these services at cost. Mining expenses charged by the Mexican Corporation and reported on the statement of operations amounted to approximately $113,000 and $25,000 for the three months ended October 31, 2006 and 2005, respectively.

During the three months ended October 31, 2006 and 2005, the Company paid its V.P. Development and Director $0 and $17,000, respectively, for professional geologist and management services rendered to the Company. This individual also earned wages of $30,000 during the three months ended October 31, 2006. During the three months ended October 31, 2006 and 2005, the Company paid its V.P. Exploration and Director consulting fees of $0 and $17,000, respectively. In addition, this individual earned wages of $30,000 during the three months ended October 31, 2006. During the three months ended October 31, 2006 and 2005, we paid a director legal and consulting fees of $6,000 and $0, respectively.

The Company’s V.P. Development and Director has, since 1995, been a senior consultant in the Minerals Advisory Group LLC, Tucson, Arizona, an entity that provided $3,000 for services to the Company for the three months ended October 31, 2006.

In January 2006, the Company extended the following stock options through January 3, 2007, all of which are exercisable at $0.05 per share: Chief Executive Officer and Director - 1,250,000 shares; Director - 500,000 shares; V.P. Investor Relations and Director - 327,727 shares; V.P. Development and Director - 500,000 shares; and V.P. Mine Development - 25,000 shares.   There was not a material increase in the intrinsic value of these options at the date of modification as compared to the intrinsic value of the original issuance of these stock options on the applicable measurement date.

NOTE 12 - Stockholders' Equity

Common Stock

At various stages in the Company’s development, shares of the Company’s common stock have been issued at fair market value in exchange for services or property received with a corresponding charge to operations, property and equipment or additional paid-in capital depending on the nature of the services provided or property received.

During the year ended July 31, 2006, the Company issued 4,825,913 shares of stock upon the exercising of common stock purchase warrants and options for net proceeds of $741,820, including 200,000 and 300,000 shares to its CEO and V.P. Mine Development for net proceeds of $10,000 and $15,000, respectively. The Company has also issued 1,000,000 shares of Common Stock (See Note 13) in connection with receiving a commitment letter from Standard Bank informing the Company of its approval for providing a $12 million (now $12.5 million) senior financing facility.

The Company closed two private placements in 2006 pursuant to which the Company issued an aggregate of 21,240,000 units, each unit consisting of one share of the Company’s common stock and a warrant to purchase ¼ of a share of the Company’s common stock for net proceeds of $4,999,500, net of commissions of $310,500. The Company also received net proceeds of $2,373,600, net of commissions of $206,430, from the exercising of 8,600,000 warrants in February 2006. The Warrant issued to each purchaser is exercisable for one share of the Company’s common stock, at an exercise price equal to $0.30 per share. Each Warrant has a term of eighteen months and is fully exercisable from the date of issuance. The Company issued to the placement agent in one of the placements eighteen month warrants to purchase up to 934,000 shares of the Company’s common stock at an exercise price of $0.25 per share. Such placement agent warrants are valued at approximately $189,000 using the Black-Scholes option pricing method.

The Company issued 1,150,000 shares of common stock and 12,600,000 common stock purchase warrants to Standard Bank as part of a commitment fee to entering into the credit facility on August 15, 2006, with its wholly-owned subsidiaries MSR and Oro. The Company recorded the issuance of the 1,150,000 shares of common stock and 12,600,000 warrants as deferred financing costs of approximately $351,000 and $3,314,000, respectively, as a reduction of stockholders' equity on the Company's balance sheet. The issuance of 1,150,000 shares was recorded at the fair market value of the Company's common stock at the closing date or $0.305 per share. The warrants were valued at approximately $3,314,000 using the Black-Scholes option pricing model and were reflected as deferred financing costs as a reduction of stockholders' equity on the Company’s balance sheet (See Note 13). The balance of deferred financing costs net of amortization as of October 31, 2006, as a reduction of stockholders' equity, was approximately $4,136,000. Amortization expense for the three months ended October 31, 2006, was $60,000.

Recapitalization

On September 22, 2005, The Board of Directors recommended an amendment to the Company's Certificate of Incorporation to increase the Company's authorized shares of capital stock from 150,000,000 to 200,000,000 shares. In addition, the Board of Directors recommended that the Company reincorporate in the State of Delaware. These amendments were approved by the stockholders on November 18, 2005 and the Company effected the reincorporation in Delaware and the authorized share increase on November 21, 2005. In addition, the par value was decreased from $0.001 per share to $0.0001 per share.

Warrant Re-pricing

In December 2005, the Board of Directors ratified the temporary re-pricing of certain warrants that were issued in connection with the February 2005 private placement from $0.30 per share to $0.20 per share exercise price. In addition, warrants issued to the placement agent were also re-priced from $0.25 per share to $0.20 per share exercise price. These re-pricings were in effect for the period November 28, 2005 through January 31, 2006.

Rights Agreement

On August 14, 2006, the Board of Directors (the "Board") of the Company declared a cash dividend (the "Dividend") of one Series B common share purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share. Each Right represents the right to purchase one one-thousandth of Series B Share. The Dividend is payable to holders of record on August 14, 2006. In connection with the Dividend, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company as Rights Agent (the "Rights Agreement"), specifying the terms of the Rights. The Rights will impose a significant penalty upon any person or group that acquires beneficial ownership of 20% or more of the Company's outstanding common stock without the prior approval of the Board. The Rights Agreement provides an exemption for any person who is, as of August 15, 2006, the beneficial owner of 20% or more of the Company’s outstanding common stock, so long as such person does not, subject to certain exceptions, acquire additional shares of the Company’s common stock after that date. The Rights Agreement will not interfere with any merger or other business combination approved by the Board. The Rights Agreement is subject to approval by its stockholders.

NOTE 13 - Project Finance Facility

On August 15, 2006, the Company entered into a credit agreement (the “Credit Agreement”) involving its wholly-owned subsidiaries MSR and Oro, as borrowers, us, as guarantor, and Standard Bank plc (“Standard Bank”), as the lender and the offshore account holder. Under the Credit Agreement, MSR and Oro have agreed to borrow money in an aggregate principal amount of up to US$12.5 million (the “Loan”) for the purpose of constructing, developing and operating our El Chanate Project (the “Mine”). The Company is guaranteeing the repayment of the loan and the performance of the obligations under the Credit Agreement. The Loan is scheduled to be repaid in fourteen quarterly payments with the first principal payment due after certain Mine start-up production and performance criteria are satisfied, which the Company believes it will occur in the first calendar quarter of 2008. The Loan bears interest at LIBOR plus 4.00%, with LIBOR interest periods of 1, 2, 3 or 6 months and with interest payable at the end of the applicable interest period.

The Credit Agreement contains covenants customary for a project financing loan, including but not limited to restrictions (subject to certain exceptions) on incurring additional debt, creating liens on its property, disposing of any assets, merging with other companies and making any investments. The Company is required to meet and maintain certain financial covenants, including (i) a debt service coverage ratio of not less than 1.2 to 1.0, (ii) a projected debt service coverage ratio of not less than 1.2 to 1.0, (iii) a loan life coverage ratio of at least 1.6 to 1.0, (iv) a project life coverage ratio of at least 2.0 to 1.0 and (v) a minimum reserve tail. The Company is also required to maintain a certain minimum level of unrestricted cash, and upon meeting certain Mine start-up production and performance criteria, MSR and Oro will be required to maintain a specified amount of cash as a reserve for debt repayment.

The Loan is secured by all of the tangible and intangible assets and property owned by MSR and Oro pursuant to the terms of a Mortgage Agreement, a Non-Possessory Pledge Agreement, an Account Pledge Agreement and certain other agreements entered into in Mexico (the “Mexican Collateral Documents”). As additional collateral for the Loan, the Company, together with its subsidiary, Leadville Mining & Milling Holding Corporation, have pledged all of its ownership interest in MSR and Oro. In addition to these collateral arrangements, MSR and Oro are required to deposit all proceeds of the Loan and all cash proceeds received from operations and other sources in an offshore, controlled account with Standard Bank. Absent a default under the loan documents, MSR and Oro may use the funds from this account for specific purposes such as approved project costs and operating costs.

As part of the fee for entering into and closing the Credit Agreement, the Company issued to Standard Bank 1,150,000 shares of its restricted common stock and a warrant for the purchase of 12,600,000 shares of our common stock at an exercise price of $0.317 per share, expiring on the earlier of (a) December 31, 2010 or (b) the date one year after the repayment of the Credit Agreement. Previously, pursuant to the mandate and commitment letter for the facility, the Company issued to Standard Bank 1,000,000 shares of its restricted common stock and a warrant for the purchase of 1,000,000 shares of its common stock at an exercise price of $0.32 per share, expiring on the earlier of (a) December 31, 2010 or (b) the date one year after the repayment of the Credit Agreement. The Company recorded the issuance of the 1,000,000 shares of common stock as deferred financing costs of approximately $270,000 as a reduction of stockholders' equity on its balance sheet. The issuance of these shares was recorded at the fair market value of the Company’s common stock at the commitment letter date or $0.27 per share. In addition, the warrants were valued at approximately $253,000 using the Black-Scholes option pricing model and were reflected as deferred financing costs as a reduction of stockholders' equity on the Company’s balance sheet in 2006. The Company registered for public resale the 2,150,000 shares issued to Standard Bank and the 13,600,000 shares issuable upon exercise of warrants issued to Standard Bank.

In March 2006, The Company entered into a gold price protection arrangement with Standard Bank to protect us against future fluctuations in the price of gold. The Company agreed to a series of gold forward sales and call option purchases in anticipation of entering into the Credit Agreement. Under the price protection agreement, the Company has agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010. The Company will also purchase call options from Standard Bank on a quarterly basis during this same period covering a total volume of 121,927 ounces of gold at a price of $535 per ounce. The Company paid a fee to Standard Bank in connection with the price protection agreement. In addition, we provided aggregate cash collateral of approximately $4.3 million to secure our obligations under this agreement. The cash collateral was returned to us after the Credit Agreement was executed in August 2006.

On October 11, 2006, The Company completed the initial draw down on our credit facility from Standard Bank receiving proceeds of $1,250,000. The Company used these proceeds for the repurchase of the 5% net profits interest formerly held by FG and to continue the mine development at the El Chanate Project (See Note 17 “Subsequent Events” for additional information on draw downs).

On October 11, 2006, prior to the Company’s initial draw on the Credit Facility, the Company entered into interest rate swap agreements in accordance with the terms of the Credit Facility, which requires that the Company hedge at least 50 percent of our outstanding debt under this facility. The agreements entered into cover $9,375,000 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375,000, but over different time horizons. The first covered the six months commencing October 11, 2006 and a termination date of March 31, 2007 and the second covering the period from March 30, 2007 with a termination date of December 31, 2010. We intend to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as we deem appropriate. However, any use of interest rate derivatives will be restricted to use for risk management purposes (See Note 16).

NOTE 14 - Mining and Engineering Contracts

In early December 2005, the Company’s wholly-owned Mexican subsidiary, MSR, which holds the rights to develop and mine El Chanate Project, entered into a Mining Contract with a Mexican mining contractor, Sinergia Obras Civiles y Mineras, S.A. de C.V,("Sinergia"). The Mining Contract becomes effective if and when MSR sends the Contractor a formal "Notice of Award".

On August 2, 2006, the Company amended the November 24, 2005 Mining Contract between its subsidiary, MSR, and Sinergia. Pursuant to the amendment, MSR's right to deliver the Notice to Proceed to Sinergia is extended to November 1, 2006. Provided that this Notice is delivered to Sinergia on or before that date, with a specified date of commencement of the Work (as defined in the contract) not later than February 1, 2007, the mining rates set forth in the Mining Contract will still apply; subject to adjustment for the rate of inflation between September 23, 2005 and the date of commencement of the work. As consideration for these changes, the Company paid Sinergia $200,000 of the requisite advance payment discussed below. On November 1, 2006, MSR delivered the Notice of Award specifying January 25, 2007, as the date of commencement of Work.

Pursuant to the Mining Contract, Sinergia, using its own equipment, will generally perform all of the mining work (other than crushing) at the El Chanate Project for the life of the mine. Subsequent to delivery of the Notice to Proceed and prior to the commencement of any work by Sinergia, MSR must pay Sinergia a mobilization payment of $70,000, and must also make an advance payment of $520,000 to Sinergia (all of which has already been advanced). The advance payments are recoverable by MSR out of 100% of subsequent payments due to Sinergia under the Mining Contract. Pursuant to the Mining Contract, upon termination, Sinergia would be obligated to repay any portion of the advance payment that had not yet been recouped. Sinergia’s mining rates are subject to escalation on an annual basis. This escalation is tied to the percentage escalation in Sinergia’s costs for various parts for its equipment, interest rates and labor. One of the principals of Sinergia is one of the former principals of FG. FG was our former joint venture partner.

In June 2006, the Company's Mexican operating subsidiary retained the contracting services of Mexican subsidiary of M3 Engineering & Technology Corporation ("M3M") to provide EPCM (engineering procurement construction management) services. M3M will supervise the construction and integration of the various components necessary to commence production at the El Chanate Project. The contracted services shall not exceed $1,200,000 and the contract is based on the EPCM services to be provided by M3M. As of October 31, 2006, the Company has incurred approximately $346,000 pursuant to this contract.

NOTE 15 - Employee and Consulting Agreements

On March 1, 2006, the Company entered into a consulting agreement with Christopher Chipman pursuant to which the Company has retained Mr. Chipman as its Chief Financial Officer. Pursuant to the Agreement with Mr. Chipman, Mr. Chipman devotes approximately 50% of his time to the Company's business. He receives a monthly fee of $7,500 and he was issued two year options to purchase an aggregate of 50,000 shares of the Company's common stock at an exercise price of $.34 per share. The options will vest at the rate of 10,000 shares per month during the initial period of his engagement. Notwithstanding the foregoing, the options are not exercisable unless and until the issuance of the options is approved by the Company's stockholders. The agreement runs for an initial one year period, and is renewable thereafter for an additional year. The Company can terminate the agreement at any time; however, if the Company terminates the agreement other than for cause (as defined in the agreement), the Company is required to pay Mr. Chipman the fees otherwise due and payable to him through the last day of the then current term of the Agreement or six months from such termination, which ever is shorter. Mr. Chipman can terminate the Agreement on 30 days notice. On September 1, 2006, the Company amended its consulting agreement with its Chief Financial Officer. Pursuant to the agreement, the Company’s Chief Financial Officer devotes approximately 50% of his time to our business. He receives a monthly fee of $10,000. The agreement runs for an initial one year period, and is renewable thereafter for an additional year. He can terminate the Agreement on 60 days notice. In conjunction with the amended consulting agreement, the Company entered into a change of control agreement similar to the agreements entered into with other executive officers; except that the Company’s CFO agreement renews annually and his benefits are based upon one times his base annual fee.

On May 12, 2006, the Company entered into an employment agreement with John Brownlie, pursuant to which Mr. Brownlie serves as Vice President Operations. Mr. Brownlie receives a base annual salary of $150,000 and is entitled to annual bonuses. Upon his employment, he received options to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $.32 per share. 50,000 options vested immediately and the balance vest upon the Company achieving "Economic Completion" as that term is defined in the loan agreement with Standard Bank plc (when the Company has commenced mining operations and has been operating at anticipated capacity for 60 to 90 days). The term of the options is two years from the date of vesting. The agreement runs for an initial two year period, and automatically renews thereafter for additional one year periods unless terminated by either party within 30 days of a renewal date. The Company can terminate the agreement for cause or upon 30 days notice without cause. Mr. Brownlie can terminate the agreement upon 60 days notice without cause or, if there is a breach of the agreement by the Company that is not timely cured, upon 30 days notice. In the event that the Company terminates him without cause or he terminates due to the Company’s breach, he will be entitled to certain severance payments. The Company utilized the Black-Scholes method to fair value the 200,000 options received by Mr. Brownlie. The Company recorded approximately $70,000 as deferred compensation expense as of the date of the agreement and recorded the vested portion or $17,500 as stock compensation expense for the year ended July 31, 2006.

Effective July 31, 2006, the last day of the Company’s fiscal year, the Company entered into employment agreements with the following executive officers: Gifford A. Dieterle, the Company’s President and Treasurer, Roger A. Newell, the Company’s Vice President of Development, Jack V. Everett, the Company’s Vice President of Exploration, and Jeffrey W. Pritchard, the Company’s Vice President of Investor Relations.

The agreements run for a period of three years and automatically renew for successive one-year periods unless the Company or the executive provides the other party with written notice of the Company’s or his intent not to renew at least 30 days prior to the expiration of the then current employment period.

Mr. Dieterle is entitled to a base annual salary of at least $180,000 and each of the other executives is entitled to a base annual salary of at least $120,000. Each executive is entitled to a bonus or salary increase in the sole discretion of the Company’s board of directors. In addition, each of the executives received two year options to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.32 per share (the closing price on July 31, 2006). The Company utilized the Black-Scholes method to fair value the 1,000,000 options received by the executives as part of these employment agreements. The Company recorded approximately $204,000 as stock compensation expense as of July 31, 2006.

The Company has the right to terminate any executive's employment for cause or on 30 days' prior written notice without cause or in the event of the executive's disability (as defined in the agreements). The agreements automatically terminate upon an executive's death. "Cause" is defined in the agreements as (1) a failure or refusal to perform the services required under the agreement; (2) a material breach by executive of any of the terms of the agreement; or (3) executive's conviction of a crime that either results in imprisonment or involves embezzlement, dishonesty, or activities injurious to the Company or the Company’s reputation. In the event that the Company terminates an executive's employment without cause or due to the disability of the executive, the executive will be entitled to a lump sum severance payment equal to one month's salary, in the case of termination for disability, and up to 12 month's salary (depending upon years of service), in the case of termination without cause.

Each executive has the right to terminate his employment agreement on 60 days' prior written notice or, in the event of a material breach by us of any of the terms of the agreement, upon 30 days' prior written notice. In the event of a claim of material breach by us of the agreement, the executive must specify the breach and the Company’s failure to either (i) cure or diligently commence to cure the breach within the 30 day notice period, or (ii) dispute in good faith the existence of the material breach. In the event that an agreement terminates due to the Company’s breach, the executive is entitled to severance payments in equal monthly installments beginning in the month following the executive's termination equal to three month' salary plus one additional month's salary for each year of service to us. Severance payments cannot exceed 12 month's salary.

In conjunction with the employment agreements, the Company’s board of directors deeming it essential to the best interests of the Company’s stockholders to foster the continuous engagement of key management personnel and recognizing that, as is the case with many publicly held corporations, a change of control might occur and that such possibility, and the uncertainty and questions which it might raise among management, might result in the departure or distraction of management personnel to the detriment of the company and the Company’s stockholders, determined to reinforce and encourage the continued attention and dedication of members of the Company’s management to their engagement without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the company, the Company entered into identical agreements regarding change in control with the executives. Each of the agreements regarding change in control continues through December 31, 2009 and extends automatically to the third anniversary thereof unless the Company gives notice to the executive prior to the date of such extension that the agreement term will not be extended. Notwithstanding the foregoing, if a change in control occurs during the term of the agreements, the term of the agreements will continue through the second anniversary of the date on which the change in control occurred. Each of the agreements entitles the executive to change of control benefits, as defined in the agreements and summarized below, upon his termination of employment with us during a potential change in control, as defined in the agreements, or after a change in control, as defined in the agreements, when his termination is caused (1) by us for any reason other than permanent disability or cause, as defined in the agreement (2) by the executive for good reason as defined in the agreements or, (3) by the executive for any reason during the 30 day period commencing on the first date which is six months after the date of the change in control. Each executive would receive a lump sum cash payment of three times his base salary and outplacement benefits. Each agreement also provides that the executive is entitled to a payment to make him whole for any federal excise tax imposed on change of control or severance payments received by him.

NOTE 16 - Sales Contracts, Commodity and Financial Instruments

In March 2006, the Company entered into two identically structured derivative contracts with Standard Bank (See Note 13). Each derivative consisted of a series of forward sales of gold and a purchase gold cap. The Company agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010. The Company also agreed to a purchase gold cap on a quarterly basis during this same period and at identical volumes covering a total volume of 121,927 ounces of gold at a price of $535 per ounce. Under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), these contracts must be carried on the balance sheet at their fair value, with changes to the fair value of these contracts reflected as Other Income or Expense. These contracts were not designated as hedging derivatives; and therefore, special hedge accounting does not apply.

The first derivative was entered into on March 1, 2006 for a premium of $550,000; and the second was entered into on March 30, 2006 for a premium of $250,000. The gold price rose sharply during the period March 1, 2006 through July 31, 2006 and was the primary reason for the decrease in premium on the derivative contracts. As of October 31, 2006, the carrying value of this derivative liability was approximately $24,000. The change in fair value on these derivative contracts was approximately $242,000 for the three months ended October 31, 2006, and was recorded as an other expense.

On October 11, 2006, prior to the Company’s initial draw on the Credit Facility, the Company entered into interest rate swap agreements in accordance with the terms of the Credit Facility, which requires that the Company hedge at least 50 percent of the Company’s outstanding debt under this facility. The agreements entered into cover $9,375,000 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375,000, but over different time horizons. The first covered the six months commencing October 11, 2006 and a termination date of March 31, 2007 and the second covering the period from March 30, 2007 and a termination date of December 31, 2010. The Company intends to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as the Company deems appropriate. However, any use of interest rate derivatives will be restricted to use for risk management purposes.

The Company uses variable-rate debt to finance a portion of the El Chanate Project. Variable-rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. As a result of these arrangements, the Company will continuously monitor changes in interest rate exposures and evaluate hedging opportunities. The Company’s risk management policy permits it to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

The interest rate swap agreements are accounted for as cash flow hedges, whereby “effective” hedge gains or losses are initially recorded in other comprehensive income and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged. “Ineffective” hedge results are immediately recorded in earnings also under interest expense. No component of hedge results will be excluded from the assessment of hedge effectiveness. The amount expected to be reclassified from OCI to earnings during the 12 months ending July 31 2007 from these two swaps was determined to be immaterial. As of October 31, 2006, the Company recorded $91,643 as a derivative liability with the offset going to other comprehensive income.

The Company is exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but the Company does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitor the market position with each counterparty as required by SFAS 133.

NOTE 17 - Subsequent Events

On November 1, 2006, and December 1, 2006, the Company completed the second and third draw down on its credit facility from Standard Bank receiving proceeds of $3,500,000 and $2,250,000, respectively. The Company is using and anticipates using these proceeds mainly for the remaining balances on the Crushing and conveyor system purchase orders and site work for the leach pad and ponds at its El Chanate Project.

On November 30, 2006, the Company’s board of directors granted 100,000 common stock options to each of John Postle, Ian A. Shaw and Mark T. Nesbitt, the Company’s independent directors. The options are to purchase shares of the Company’s common stock at an exercise price of $0.33 per share (the closing price of our common stock on that date) for a period of two years. The options cannot be exercised unless and until they have been approved by our stockholders. The Company utilized the Black-Scholes method to fair value the 300,000 options received by the directors. The Company will record approximately $52,800 as stock compensation expense in the following fiscal quarter ended January 31, 2007.

On December 5, 2006, effective January 1, 2007, the Company entered into an employment agreement with J. Scott Hazlitt, its Vice President of Mine Development. The agreement runs for a period of three years and automatically renews for successive one-year periods unless the Company or Mr. Hazlitt provides the other party with written notice of the Company’s or his intent not to renew at least 30 days prior to the expiration of the then current employment period. Mr. Hazlitt is entitled to a base annual salary of at least $105,000. He is entitled to a bonus or salary increase in the sole discretion of our board of directors. The Company has the right to terminate Mr. Hazlitt’s employment for cause or on 30 days’ prior written notice without cause or in the event of his disability (as defined in the agreement). The agreement automatically terminates upon his death. “Cause” is defined in the agreement as (1) a failure or refusal to perform the services required under the agreement; (2) a material breach by executive of any of the terms of the agreement; or (3) executive’s conviction of a crime that either results in imprisonment or involves embezzlement, dishonesty, or activities injurious to us or our reputation. In the event that we terminate his employment without cause or due to the disability of the executive, the executive will be entitled to a lump sum severance payment equal to one month’s salary, in the case of termination for disability, and up to 12 month’s salary (depending upon years of service), in the case of termination without cause.

Mr. Hazlitt has the right to terminate his employment agreement on 60 days’ prior written notice or, in the event of a material breach by the Company of any of the terms of the agreement, upon 30 days’ prior written notice. In the event of a claim of material breach by the Company of the agreement, he must specify the breach and the Company’s failure to either (i) cure or diligently commence to cure the breach within the 30 day notice period, or (ii) dispute in good faith the existence of the material breach. In the event that an agreement terminates due to the Company’s breach, Mr. Hazlitt is entitled to severance payments in equal monthly installments beginning in the month following his termination equal to three month’ salary plus one additional month’s salary for each year of service to us. Severance payments cannot exceed 12 month’s salary.

In conjunction with the employment agreement, the Company’s board of directors deemed it essential to the best interests of the Company’s stockholders to foster the continuous engagement of key management personnel and recognizing that, as is the case with many publicly held corporations, a change of control might occur and that such possibility, and the uncertainty and questions which it might raise among management, might result in the departure or distraction of management personnel to the detriment of the company and its stockholders, determined to reinforce and encourage the continued attention and dedication of members of the Company’s management to their engagement without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of our company, the Company entered into an agreement regarding change in control with Mr. Hazlitt identical to the agreements entered into with its other executives. The agreement regarding change in control continues through December 31, 2010 and extends automatically to the third anniversary thereof unless the Company gives notice to Mr. Hazlitt prior to the date of such extension that the agreement term will not be extended. Notwithstanding the foregoing, if a change in control occurs during the term of the agreement, the term of the agreement will continue through the second anniversary of the date on which the change in control occurred. The agreement entitles Mr. Hazlitt to change of control benefits, as defined in the agreement and summarized below, upon his termination of employment with us during a potential change in control, as defined in the agreement, or after a change in control, as defined in the agreement, when his termination is caused (1) by the Company for any reason other than permanent disability or cause, as defined in the agreement (2) by Mr. Hazlitt for good reason as defined in the agreement or, (3) by Mr. Hazlitt for any reason during the 30 day period commencing on the first date which is six months after the date of the change in control. Mr. Hazlitt would receive a lump sum cash payment of three times his base salary and outplacement benefits. The agreement also provides that Mr. Hazlitt is entitled to a payment to make him whole for any federal excise tax imposed on change of control or severance payments received by him.

On December 13, 2006, subsequent to the end of the quarter, the Company issued two year options to purchase our common stock at an exercise price of $0.36 per share to its V.P. of Operations and CFO and the Company’s Canadian counsel. These options are for the purchase of 250,000 shares, 100,000 shares and 100,000 shares, respectively. These options cannot be exercised unless and until they are approved by the Toronto Stock Exchange and Stockholders.

On December 13, 2006, the Company’s Board of Directors adopted the 2006 Equity Incentive Plan. Stockholder approval of the plan will be sought at the Annual Meeting. The Equity Incentive Plan authorizes the grant of non-qualified and incentive stock options, stock appreciation rights and restricted stock awards (each, an “Awards”). A maximum of 10,000,000 shares of common stock will be reserved for potential issuance pursuant to Awards under the Equity Incentive Plan. Unless sooner terminated, the Equity Incentive Plan will continue in effect for a period of 10 years from its effective date. The Equity Incentive Plan is administered by the Board of Directors or a committee thereof. The Equity Incentive Plan provides for awards to be made to such employees, directors and consultants of the Company and its affiliates as the Board may select. As of the date hereof, 450,000 options have been granted under the Equity Incentive Plan to two of the Company’s officers and its Canadian counsel. These options cannot be exercised unless and until they are approved by the Toronto Stock Exchange and Stockholders.

NOTE 18 - Deposits

Deposits are classified as current assets and represent payments made on mining equipment for the Company’s El Chanate Project in Sonora, Mexico. Deposits are summarized as follows:

October 31,
2006
Advance payment on Mining Contract to Sinergia	$520,000
Crushing system	923,370
Laboratory Building & Equipment	150,000
Other	85,740
Total Deposits	$1,679,110

NOTE 19 - New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”) - an amendment of FASB Statements No. 133 and 140. FAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and SFAS No. 140 (“FAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to permit fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Additionally, FAS 155 seeks to clarify which interest-only strips and principal-only strips are not subject to the requirements of FAS 133 and to clarify that concentrations of credit risk in the form of subordination are not embedded derivatives. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not believe the adoption of this standard will have a material impact on the financial condition or the results of operations of the Company.

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (“FIN 48”). The requirements are effective for fiscal years beginning after December 15, 2006. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. Management does not believe the adoption of this standard will have a material impact on the financial condition or the results of operations of the Company.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statement on Forward-Looking Statements

Certain statements in this report constitute “forwarding-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. All statements other than statements of historical fact, included in this report regarding our financial position, business and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding exploration and mine development and construction plans, costs, grade, production and recovery rates, permitting, financing needs, the availability of financing on acceptable terms or other sources of funding, and the timing of additional tests, feasibility studies and environmental permitting are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including but not limited to, the factors discussed below in “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and other factors referenced in this report. We do not undertake and specifically decline any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Results of Operations

General

Sonora, Mexico

During and subsequent to the quarter ended October 31, 2006, we continued to make progress towards commencement of mining operations at the El Chanate concessions in Mexico. In this regard, as discussed in greater detail below and in Part II, Item 5, during and subsequent to the end of the quarter:

Through a wholly-owned subsidiary and an affiliate, Capital Gold Corporation owns 100% of 16 mining concessions located in the Municipality of Altar, State of Sonora, Republic of Mexico totaling approximately 3,544 hectares (8,756 acres or 13.7 square miles). We are in the process of constructing and developing an open-pit gold mining operation to mine two of these concessions. We sometimes refer to the planned operations on these two concessions as the El Chanate Project.

We plan to construct a surface gold mine and facility at El Chanate capable of producing about 2.6 million metric tons per year of ore from which we anticipate recovering about 44,000 to 48,000 ounces of gold per year, over a seven year mine life. We are following the updated feasibility study (the “2005 Study”) for the El Chanate Project prepared by M3 Engineering of Tucson, Arizona which was completed in October 2005, as further updated by an August 2006 technical report from SRK Consulting, Denver, Colorado (the “2006 Update”). The original feasibility study (the “2003 Study”) was completed by M3 Engineering in August 2003. Since completion of the 2003 Study, both the price of gold and production costs have increased and equipment choices have broadened from those identified in the 2003 Study.

The 2005 Study includes the following changes from the 2003 Study:

•	an increase in the mine life from five to six years,

•	an increase in the base gold price from $325/oz to $375/oz,

•	use of a mining contractor,

•	revised mining, processing and support costs,

•	stockpiling of low grade material for possible processing in year six, if justified by gold prices at that time,

•	a reduced size for the waste rock dump and revised design of reclamation waste dump slopes,

•	a revised process of equipment selection and

•	evaluation of the newly acquired water well for processing the ore.

In view of a significant rise in the gold price, in June 2006, we commissioned SRK Consulting, Denver, Colorado, to prepare an updated Canadian Securities Administration National Instrument 43-101 compliant technical report on our El Chanate Project. SRK completed this technical report in August 2006 (the “2006 Update”). The 2006 Update provided the following updated information from the 2005 Study:

•	a 33% increase in proven and probable gold reserves,

•	an increase in mine life from six to seven years,

•	an increase in the base gold price from $375/oz to $450/oz and

•	Stockpiling of low grade material for possible processing in year seven, if justified by gold prices at that time.

Pursuant to the 2005 Study, as updated by the 2006 Update using a $450 per ounce gold price, our estimated mine life is now seven years as opposed to five years and the ore reserve is 490,000 ounces of gold present in the ground (up 122,000 ounces or 33%). Of this, we anticipate recovering approximately 332,000 ounces of gold (up 74,000 ounces or 29%) over a seven year life of the mine. The targeted cash cost (which include mining, processing and on-property general and administrative expenses) per the 2005 Study is $259 per ounce (up $29 per ounce). The 2005 Study contains the same mining rate as the 2003 Study of 7,500 metric tonnes per day of ore. It should be noted that, during the preliminary engineering phase of the project it was decided to design the crushing screening and ore stacking system with the capability of processing 10,000 tonnes per day of ore. This will make allowances for any possible increase in production and for operational flexibility. It was found that the major components in the feasibility study would be capable of handling the increase in tonnage. Design changes were made where necessary to accommodate the increased tonnage. The 2005 Study takes into consideration a more modern crushing system than the one contemplated in the 2003 Study. The crushing system referred to in the 2005 Study is a new system, that, we believe will be faster to install and provide more efficient processing capabilities than the used equipment referred to in the 2003 Study. In March 2006, we made a $250,000 down payment to a US Supplier to acquire a portion of a new crushing system. In October 2006, we paid an additional $230,000 towards this equipment and we now have purchase orders for all of the new crushing system.

The 2005 Study assumes a mining production rate of 2.6 million tonnes of ore per year or 7,500 tonnes per day. The processing plant will operate 365 days per year. The processing plan for this open pit heap leach gold project calls for crushing the ore to 100% minus 3/8 inch. Carbon columns will be used to recover the gold.

The following Summary is extracted from the 2005 Study, as updated by the 2006 Update. Please note that the reserves as stated are an estimate of what can be economically and legally recovered from the mine and, as such, incorporate losses for dilution and mining recovery. The 489,952 ounces of contained gold represents ounces of gold contained in ore in the ground, and therefore does not reflect losses in the recovery process. Total gold produced is estimated to be approximately 339,047 ounces, or approximately 69% of the contained gold. The gold recovery rate is expected to average approximately 69% for the entire ore body. Individual portions of the ore body may experience varying recovery rates ranging from about 73% to 48%. Oxidized and sandstone ore types may have recoveries of about 73%; fault zone ore type recoveries may be about 64%; and siltstone ore types recoveries may be about 48%.

El Chanate Project
Production Summary

	Metric	U.S.
Materials Reserves Other Mineralized Materials Waste Total Contained Gold Production Ore Crushed Operating Days/Year Gold Plant Average Recovery Average Annual Production Total Gold Produced

19.9 Tonnes @ 0.767 g/t*
 0 Million Tonnes
19.9 Million Tonnes
39.8 Million Tonnes

15.24 Million grams

2.6 Million Tonnes /Year
7,500 Mt/d*

365 Days per year
69.2%
1.38 Million grams
  10.55 Million grams
21.9 Million Tons @ 0.022 opt* 0 Million Tons 21.9 Million Tons 43.8 Million tons 489,952 Oz 2.86 Million Tons/Year 8,250 t/d 365 Days per year 69.2% 44,395 Oz 339,047 Oz

* “g/t” means grams per metric tonne , “Mt/d means metric tonnes per day and “opt” means ounces per ton.

Pursuant to the 2005 Study, as updated by the 2006 Update, based on the current reserve calculations, the mine life is estimated to be approximately seven years, and at least another year will likely be required to perform required reclamation. The 2005 Study forecasts initial capital costs of $17.9 million, which includes $1.7 million of working capital. Annual production is planned at approximately 44,000 to 48,000 ounces per year at an average operating cash cost of $259 per ounce. We believe that cash costs may decrease as the production rate increases. Total costs (which include cash costs as well as off-property costs such as property taxes, royalties, refining, transportation and insurance costs and exclude financing costs) will vary depending upon the price of gold (due to the nature of underlying payment obligations to the original owner of the property). Total costs are estimated in the 2005 Study to be $339 per ounce at a gold price of $417 per ounce (the three year average gold price as of the date of the study). We will be working on measures to attempt to reduce costs going forward. Ore reserves and production rates are based on a gold price of $375 per ounce, which is the Base Case in the 2005 Study. During 2005, the spot price for gold on the London Exchange has fluctuated between $411.10 and $537.50 per ounce. Between January 1, 2006 and December 1, 2006, the spot price for gold on the London Exchange has fluctuated between $524.75 and $725.00 per ounce.

Management believes that the capital costs to establish a surface, heap leach mining operation at El Chanate will be between $17.5 and $18.5 million. For more information on the capital costs and our funding activities, please see “Liquidity and Capital Resources; Plan of Operation” below.

Leadville, Colorado

We own or lease a number of claims and properties, all of which are located in California Mining District, Lake County, Colorado, Township 9 South, Range 79. During the quarter ended October 31, 2006, activity at our Leadville, Colorado properties consisted primarily of mine maintenance. Primarily as a result of our focus on El Chanate, we ceased activities in Leadville, Colorado. During the year ended July 31, 2002, we performed a review of our Leadville mine and mill improvements and determined that an impairment loss should be realized. Therefore, we significantly reduced the carrying value of certain assets relating to our Leadville, Colorado assets by $999,445. During the year ending July 31, 2004, we again performed a review of our Colorado mine and mill improvements and determined that an additional impairment loss should be recognized. Accordingly, we further reduced the net carrying value to $0, recognizing an additional loss of $300,000.

Three Months Ended October 31, 2006 compared to Three Months Ended October 31, 2005

Net Loss

Our net loss for the three months ended October 31, 2006 and 2005 was approximately $1,161,000 and $813,000, respectively, an increase of approximately $348,000 or 43% from the three months ended October 31, 2005. The primary reason for the increase in loss during the three months ended October 31, 2006 was due to 1) an increase in selling, general and administrative expenses of approximately $343,000 as compared to the same period a year ago and 2) losses of approximately $242,000in the current period due to the change in fair value of our derivative instruments. These increases in loss were offset by a decrease in mine expenses due to higher planning and engineering costs being expensed in the prior period. Net loss per share was $0.01 and $0.01 for the three months ended October 31, 2006 and 2005, respectively.

Revenues

We generated no revenues from mining operations during the three months ended October 31, 2006 and 2005. There were de minimis non-operating revenues during the three months ended October 31, 2006 and 2005 of approximately $22,000 and $25,000, respectively. These non-operating revenues primarily represent interest income.

Mine Expenses

Mine expenses during the three months ended October 31, 2006 were $212,000, a decrease of $328,000 or 61% from the three months ended October 31, 2005. Mine expenses were lower in the current period versus the same period a year earlier primarily due to higher engineering and planning costs related to our El Chanate Project being expensed in the prior period.

Selling, General and Administration Expense

Selling, general and administrative expenses during the three months ended October 31, 2006 were $632,000, an increase of approximately $343,000 or 119% from the three months ended October 31, 2005. The increase in selling, general and administrative expenses resulted primarily from higher salaries and wages, higher professional and consulting fees related to investor relations, general legal and accounting as well as an increase in stock compensation expense incurred during the three months ended October 31, 2006 versus the same period a year earlier.

Depreciation and Amortization

Depreciation and amortization expense during the three months ended October 31, 2006 and 2005 was approximately $73,000 and $9,000, respectively. The primary reason for the increase was due to the initiation of amortization charges on deferred financing costs resulting from the credit agreement entered into in August 2006 with Standard Bank Plc. This accounted for approximately $60,000 of the increase in the current quarter versus the same period a year ago.

Other Income and Expense

Our loss on the change in fair value of derivative instruments during the three months ended October 31, 2006 and 2005, was approximately $242,000 and $0, respectively. This was primarily due to us entering into two identically structured derivative contracts with Standard Bank in March 2006. Each derivative consisted of a series of forward sales of gold and a purchase gold cap. We agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010. We also agreed to a purchase gold cap on a quarterly basis during this same period and at identical volumes covering a total volume of 121,927 ounces of gold at a price of $535 per ounce. Under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), these contracts must be carried on the balance sheet at their fair value, with changes to the fair value of these contracts reflected as Other Income or Expense. These contracts were not designated as hedging derivatives; and therefore, special hedge accounting does not apply.

The first derivative was entered into on March 1, 2006 for a premium of $550,000; and the second was entered into on March 30, 2006 for a premium of $250,000. The gold price rose sharply in second quarter 2006, and was the primary reason for the decrease in premium on the derivative contracts. The change in fair value during the three months ended October 31, 2006 reduced the carrying value on these derivative contracts by approximately $242,000, and was reflected as an other expense during the current period. There was no such transactions entered into during the same period in 2005.

Interest expense was approximately $23,000 for the three months ended October 31, 2006 versus no such expense for the same period in 2005. This increase was mainly due to interest expense associated with the initial draw down from the credit agreement entered into in August 2006 with Standard Bank Plc of $1,250,000 on October 11, 2006.

Loss from Changes in Foreign Exchange Rates

During the three months ended October 31, 2006, we recorded equity adjustments from foreign currency translations of approximately $ 3,000. These translation adjustments are related to changes in the rates of exchange between the Mexican Peso and the US dollar.

Liquidity and Capital Resources; Plan of Operations

As of October 31, 2006, we had working capital of approximately $3,184,000 a decrease of $3,847,000 from July 31, 2006. This decrease was primarily due to capital expenditures associated with our El Chanate Project. Our plans over the next 12 months primarily include the construction of the El Chanate open-pit gold mine in Mexico, commencement of gold production at this site and continued exploration in northern Mexico. Please see the disclosure in our annual report on Form 10-KSB for the year ended July 31, 2006 for more detailed information. Management believes that the capital costs to establish the mining operation will be between $17.5 and $18.5 million, of which we have expended approximately $ 9,400,000 as of December 15, 2006. We also anticipate non-mine related operating expenses of approximately $1.4 million. The actual activities and the costs may vary materially, especially if there are significant increase in costs related to such items as fuel, construction materials and labor.

Historically, we have not generated any material revenues from operations and have been in a precarious financial condition. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have recurring losses from operations. Our primary source of funds used during the quarter ended October 31, 2006 was from the sale and issuance of equity securities during fiscal 2005 and 2006. We anticipate that our operations through fiscal 2007 will be funded from the balance of the proceeds from these placements, sale of our securities (possibly through the exercising of certain options and warrants) and the loan proceeds from the credit agreement entered into in August 2006 with Standard Bank Plc. We do not anticipate achieving positive cash flow from our operating activities for some time. Until such point, we may need to raise additional capital to fund on-going general and administrative expenses and exploration. The private placements of our securities and the Standard Bank credit agreement are discussed below.

2006 Private Placements & Warrant Exercises

We closed two private placements in 2006 pursuant to which we issued an aggregate of 21,240,000 units, each unit consisting of one share of our common stock and a warrant to purchase ¼ of a share of our common stock for net proceeds of $4,999,500, net of commissions of $310,500. We also received net proceeds of $2,373,570, net of commissions of $206,430, from the exercising of 8,600,000 warrants in February 2006. The Warrant issued to each purchaser is exercisable for one share of our common stock, at an exercise price equal to $0.30 per share. Each Warrant has a term of eighteen months and is fully exercisable from the date of issuance. We issued to the placement agent in one of the placements eighteen month warrants to purchase up to 934,000 shares of our common stock at an exercise price of $0.25 per share. Such placement agent warrants are valued at approximately $189,000 using the Black-Scholes option pricing method.

February 2005 Private Placement

In the private placement that closed in February 2005, we issued 27,200,004 units, each unit consisting of one shares of our Common Stock and one Common Stock Purchase Warrant for an aggregate gross purchase price of approximately $6.8 million and we received approximately $6.2 million in net proceeds. The Warrant issued to each purchaser was originally exercisable for one share of our Common Stock, at an exercise price equal to $0.30 per share. We temporarily lowered the exercise price of the Warrants to $0.20 per shares for the period commencing on November 28, 2005 and ending on January 31, 2006, after which time the exercise price increased back to $0.30 per share   Each Warrant has a term of two years and is fully exercisable from the date of issuance. We issued to the placement agent two year warrants to purchase up to 2,702,000 shares of our Common Stock at an exercise price of $0.25 per share. Such placement agent warrants are valued at approximately $414,000 using the Black-Scholes option pricing method.

Pursuant to our agreement with the purchasers we registered the foregoing shares and shares issuable upon the exercise of the foregoing Warrants for public resale. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of the date on which the selling stockholders may resell all the registrable shares covered by the registration statement without volume restrictions pursuant to Rule 144(k) under the Securities Act or any successor rule of similar effect and the date on which the selling stockholders have sold all the shares covered by the registration statement. If, subject to certain exceptions, sales of all shares registered cannot be made pursuant to the registration statement, we will be required to pay to these selling stockholders in cash or, at our option, in shares, their pro rata share of 0.0833% of the aggregate market value of the registrable shares held by these selling stockholders for each month thereafter until sales of the registrable shares can again be made pursuant to the registration statement. In this regard, we paid $7,100 to the purchasers representing liquidated damages.

In addition, we agreed to have our Common Stock listed for trading on the Toronto Stock Exchange. If our Common Stock was not listed for trading on the Toronto Stock Exchange within 180 days after February 8, 2005, we were required to issue to these selling stockholders an additional number of shares of our Common Stock that is equal to 20% of the number of shares acquired by them in the private placement. We did not timely list our shares on the Toronto Stock Exchange and, in August 2005, we issued 5,440,000 shares to the selling stockholders. We subsequently registered these 5,440,000 shares for public resale.

Project Finance Credit Facility

On August 15, 2006, we entered into a credit agreement (the “Credit Agreement”) involving our wholly-owned subsidiaries MSR and Oro, as borrowers, us, as guarantor, and Standard Bank plc (“Standard Bank”), as the lender and the offshore account holder. Under the Credit Agreement, MSR and Oro have agreed to borrow money in an aggregate principal amount of up to US$12.5 million (the “Loan”) for the purpose of constructing, developing and operating our El Chanate Project (the “Mine”). We are guaranteeing the repayment of the loan and the performance of the obligations under the Credit Agreement. The Loan is scheduled to be repaid in fourteen quarterly payments with the first principal payment due after certain Mine start-up production and performance criteria are satisfied, which we believe will occur in the first calendar quarter of 2008. The Loan bears interest at LIBOR plus 4.00%, with LIBOR interest periods of 1, 2, 3 or 6 months and with interest payable at the end of the applicable interest period.

The Credit Agreement contains covenants customary for a project financing loan, including but not limited to restrictions (subject to certain exceptions) on incurring additional debt, creating liens on our property, disposing of any assets, merging with other companies and making any investments. We are required to meet and maintain certain financial covenants, including (i) a debt service coverage ratio of not less than 1.2 to 1.0, (ii) a projected debt service coverage ratio of not less than 1.2 to 1.0, (iii) a loan life coverage ratio of at least 1.6 to 1.0, (iv) a project life coverage ratio of at least 2.0 to 1.0 and (v) a minimum reserve tail. We are also required to maintain a certain minimum level of unrestricted cash, and upon meeting certain Mine start-up production and performance criteria, MSR and Oro will be required to maintain a specified amount of cash as a reserve for debt repayment.

The Loan is secured by all of the tangible and intangible assets and property owned by MSR and Oro pursuant to the terms of a Mortgage Agreement, a Non-Possessory Pledge Agreement, an Account Pledge Agreement and certain other agreements entered into in Mexico (the “Mexican Collateral Documents”). As additional collateral for the Loan, we, together with our subsidiary, Leadville Mining & Milling Holding Corporation, have pledged all of our ownership interest in MSR and Oro. In addition to these collateral arrangements, MSR and Oro are required to deposit all proceeds of the Loan and all cash proceeds received from operations and other sources in an offshore, controlled account with Standard Bank. Absent a default under the loan documents, MSR and Oro may use the funds from this account for specific purposes such as approved project costs and operating costs.

As part of the fee for entering into and closing the Credit Agreement, we issued to Standard Bank 1,150,000 shares of our restricted common stock and a warrant for the purchase of 12,600,000 shares of our common stock at an exercise price of $0.317 per share, expiring on the earlier of (a) December 31, 2010 or (b) the date one year after the repayment of the Credit Agreement. We recorded the issuance of the 1,150,000 shares of common stock and 12,600,000 warrants as deferred financing costs of approximately $351,000 and $3,314,000, respectively, as a reduction of stockholders' equity on our balance sheet. The issuance of 1,150,000 shares was recorded at the fair market value of our common stock at the closing date or $0.305 per share. The warrants were valued at approximately $3,314,000 using the Black-Scholes option pricing model and were reflected as deferred financing costs as a reduction of stockholders' equity on our balance sheet.

Previously, pursuant to the mandate and commitment letter for the facility, we issued to Standard Bank 1,000,000 shares of our restricted common stock and a warrant for the purchase of 1,000,000 shares of our common stock at an exercise price of $0.32 per share, expiring on the earlier of (a) December 31, 2010 or (b) the date one year after the repayment of the Credit Agreement. We recorded the issuance of the 1,000,000 shares of common stock as deferred financing costs of approximately $270,000 as a reduction of stockholders' equity on our balance sheet as of July 31, 2006. The issuance of these shares was recorded at the fair market value of our common stock at the commitment letter date or $0.27 per share. In addition, the warrants were valued at approximately $253,000 using again the Black-Scholes option pricing model and were reflected as deferred financing costs as a reduction of stockholders' equity on our balance sheet as of July 31, 2006. We have registered for public resale the 2,150,000 shares issued to Standard Bank and the 13,600,000 shares issuable upon exercise of warrants issued to Standard Bank.

In March 2006, we entered into a gold price protection arrangement with Standard Bank to protect us against future fluctuations in the price of gold. We agreed to a series of gold forward sales and call option purchases in anticipation of entering into the Credit Agreement. Under the price protection agreement, we have agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010. We will also purchase call options from Standard Bank on a quarterly basis during this same period covering a total volume of 121,927 ounces of gold at a price of $535 per ounce. We paid a fee to Standard Bank in connection with the price protection agreement. In addition, we provided aggregate cash collateral of approximately $4.3 million to secure our obligations under this agreement. The cash collateral was returned to us after the Credit Agreement was executed in August 2006.

On October 11, 2006, we completed the initial draw down on our credit facility from Standard Bank receiving proceeds of $1,250,000. We are using these proceeds for the repurchase of the 5% net profits interest formerly held by FG and to continue the mine development at the El Chanate Project. On November 1, 2006, and December 1, 2006, we completed the second and third draw down on our credit facility from Standard Bank receiving proceeds of $3,500,000 and $2,250,000, respectively. We are using and anticipate using these proceeds mainly for the remaining balances on the Crushing and conveyor system purchase orders and site work for the leach pad and ponds at our El Chanate Project.

On October 11, 2006, prior to our initial draw on the Credit Facility, we entered into interest rate swap agreements in accordance with the terms of the Credit Facility, which requires that we hedge at least 50 percent of our outstanding debt under this facility. The agreements entered into cover $9,375,000 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375,000, but over different time horizons. The first covered the six months commencing October 11, 2006 and a termination date of March 31, 2007 and the second covering the period from March 30, 2007 and a termination date of December 31, 2010. We intend to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as we deem appropriate. However, any use of interest rate derivatives will be restricted to use for risk management purposes.

To the extent that the balance of funds from the private placements and the proceeds from the credit facility are not adequate for our needs and we need to obtain additional capital to complete the mine, commence operations, cover any material cost overruns, cover ongoing general and administrative expenses and/or fund exploration, management intends to raise such funds through the sale of our securities (including, possibly, from the exercise of outstanding warrants), the sale of a royalty interest in the future production from the Chanate properties and/or joint venturing with one or more strategic partners. We cannot assure that, if we need additional funding, such funding will be available. If we need additional funding but are unable to obtain it from outside sources, we will be forced to reduce or curtail our operations. Please see “We lack operating cash flow and rely on external funding sources. If we are unable to continue to obtain needed capital from outside sources until we are able to generate positive cash flow from operations, we will be forced to reduce or curtail our operations” in “Risk Factors.”

Environmental and Permitting Issues

Management does not expect that environmental issues will have an adverse material effect on our liquidity or earnings. In Mexico, although we must continue to comply with laws, rules and regulations concerning mining, environmental, health, zoning and historical preservation issues, we are not aware of any significant environmental concerns or existing reclamation requirements at the El Chanate concessions. We received the required Mexican government permits for construction, mining and processing the El Chanate ores in January 2004. The permits were extended in June 2005. Pursuant to the extensions, once we file a notice that work has commenced, we have one year to prepare the site and construct the mine and seven years to mine and process ores from the site. We filed the notice on June 1, 2006. We received the explosive permit from the government in August 2006. This permit expires on December 31, 2006, and we are in the renewal process for 2007.

We own properties in Leadville, Colorado for which we have recorded an impairment loss. Part of the Leadville Mining District has been declared a federal Superfund site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Superfund Amendments and Reauthorization Act of 1986. Several mining companies and one individual were declared defendants in a possible lawsuit. We were not named a defendant or Principal Responsible Party. We did respond in full detail to a lengthy questionnaire prepared by the Environmental Protection Agency ("EPA") regarding our proposed procedures and past activities in November 1990. To our knowledge, the EPA has initiated no further comments or questions.

We do include in all our internal revenue and cost projections a certain amount for environmental and reclamation costs on an ongoing basis. This amount is determined at a fixed amount of $0.13 per metric tonne of material to be milled on a continual, ongoing basis to provide primarily for reclaiming tailing disposal sites and other reclamation requirements. At this time, there do not appear to be any environmental costs to be incurred by us beyond those already addressed above. No assurance can be given that environmental regulations will not be changed in a manner that would adversely affect our planned operations. Although, we have not yet initiated production, we have estimated the reclamation costs for the El Chanate site to be approximately $2.1 million. These costs would be accrued proportionately over the estimated mine life of 7 years.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”) - an amendment of FASB Statements No. 133 and 140. FAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and SFAS No. 140 (“FAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to permit fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Additionally, FAS 155 seeks to clarify which interest-only strips and principal-only strips are not subject to the requirements of FAS 133 and to clarify that concentrations of credit risk in the form of subordination are not embedded derivatives. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not believe the adoption of this standard will have a material impact on the financial condition or the results of operations of the Company.

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (“FIN 48”). The requirements are effective for fiscal years beginning after December 15, 2006. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. Management does not believe the adoption of this standard will have a material impact on the financial condition or the results of operations of the Company.

Disclosure About Off-Balance Sheet Arrangements

On October 11, 2006, prior to the initial draw on our Credit Facility, we entered into interest rate swap agreements with total notional amounts of $18,750,000 in accordance with the terms of the Credit Facility. There was one six month swap contract totaling $9,375,000 (75% of the outstanding debt) with an effective date of October 11, 2006 and a termination date of March 31, 2007 and one three-year nine month swap contract totaling $9,375,000 (75% of the outstanding debt) with an effective date of March 30, 2007 and a termination date of December 31, 2010. These swaps were entered into for the purpose of hedging a portion of our variable interest expenses. Although we are required by our lenders to hedge at least 50% of the outstanding debt, we retain the authority to hedge a larger share of this exposure, and we will use discretion in managing this risk as market conditions vary over time. We only issue and/or hold derivative contracts for risk management purposes.

We do not have any other transactions, agreements or other contractual arrangements that constitute off-balance sheet arrangements.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies for us include impairment of long-lived assets, accounting for stock-based compensation and environmental remediation costs.

Impairment of Long-Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” we review our long-lived assets for impairments. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts.

Environmental Remediation Costs

Environmental remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. It is reasonably possible that our estimates of reclamation liabilities, if any, could change as a result of changes in regulations, extent of environmental remediation required, means of reclamation or cost estimates. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. There were no environmental remediation costs incurred or accrued at October 31, 2006.

Stock Based Compensation

In connection with offers of employment to our executives as well as in consideration for agreements with certain consultants, we issue options and warrants to acquire our common stock. Employee and non-employee awards are made in the discretion of the Board of Directors.

Effective February 1, 2006, we adopted the provisions of SFAS No. 123R. Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. We adopted the provisions of FAS 123R using a modified prospective application. Under this method, compensation cost is recognized for all share-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. Prior periods are not revised for comparative purposes. Because we previously adopted only the pro forma disclosure provisions of SFAS 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption, using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS 123, except that forfeitures rates will be estimated for all options, as required by FAS 123R.

Accounting for Derivatives and Hedging Activities

We entered into two identically structured derivative contracts with Standard Bank in March 2006. Each derivative consisted of a series of forward sales of gold and a purchase gold cap. We agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010. We also agreed to a purchase gold cap on a quarterly basis during this same period and at identical volumes covering a total volume of 121,927 ounces of gold at a price of $535 per ounce. Although these contracts are not designated as hedging derivatives, they serve an economic purpose of protecting us from the effects of a decline in gold prices. Because they are not designated as hedges, however, special hedge accounting does not apply. Derivative results are simply marked to market through earnings, with these effects recorded in other income or other expense, as appropriate under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”).

On October 11, 2006, prior to our initial draw on the Credit Facility, we entered into interest rate swap agreements in accordance with the terms of the Credit Facility, which requires that we hedge at least 50 percent of our outstanding debt under this facility. The agreements entered into cover $9,375,000 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375,000, but over different time horizons. The first covered the six months commencing October 11, 2006 and a termination date of March 31, 2007 and the second covering the period from March 30, 2007 and a termination date of December 31, 2010. We intend to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as we deem appropriate. However, any use of interest rate derivatives will be restricted to use for risk management purposes.

We use variable-rate debt to finance a portion of the El Chanate Project. Variable-rate debt obligations expose us to variability in interest payments due to changes in interest rates. As a result of these arrangements, we will continuously monitor changes in interest rate exposures and evaluate hedging opportunities. Our risk management policy permits us to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

The interest rate swap agreements will be accounted for as cash flow hedges, whereby “effective” hedge gains or losses are initially recorded in other comprehensive income and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged. “Ineffective” hedge results are immediately recorded in earnings also under interest expense. No component of hedge results will be excluded from the assessment of hedge effectiveness.

We are exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but we do not expect any of the counterparties to fail to meet their obligations. To manage credit risks, we select counterparties based on credit ratings, limits our exposure to a single counterparty under defined guidelines, and monitor the market position with each counterparty as required by SFAS 133.

Risk Factors

We are subject to various risks that may materially harm our business, financial condition and results of operations. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks related to our business and operations

We have not generated any operating revenues. If we are unable to commercially develop our mineral properties, we will not be able to generate profits and our business may fail.

To date, we have no producing properties. As a result, we have no current source of operating revenue and we have historically operated and continue to operate at a loss. Our ultimate success will depend on our ability to generate profits from our properties. Our viability is largely dependent on the successful commercial development of our El Chanate gold mining project in Sonora, Mexico.

We lack operating cash flow and rely on external funding sources. If we are unable to continue to obtain needed capital from outside sources until we are able to generate positive cash flow from operations, we will be forced to reduce or curtail our operations.

We do not generate any positive cash flow from operations and we do not anticipate that any positive cash flow will be generated for some time. Until such point, we may need to raise additional capital to fund on-going general and administrative expenses and exploration. Our primary focus is the development of our El Chanate Project which, we anticipate, will cost between $17.5 and $18.5 million. We also anticipate non-mine related operating expenses of approximately $1.4 million. During the fiscal year ended July 31, 2006, we raised approximately $8,115,000 through private placements of our shares and warrants and from the exercise of warrants and options. Also, in August 2006, we and two of our Mexican subsidiaries entered into a credit agreement (the “Credit Agreement”) with Standard Bank PLC (“Standard Bank”) to borrow up to US$12.5 million for the purpose of constructing, developing and operating the El Chanate Project. To the extent that we need to obtain additional capital to commence operations, cover any material cost overruns, cover ongoing general and administrative expenses and/or fund exploration, management intends to raise such funds through the sale of our securities, the sale of a royalty interest in the future production from the Chanate properties and/or joint venturing with one or more strategic partners. We cannot assure that adequate additional funding will be available. If we are unable to obtain needed capital from outside sources, we will be forced to reduce or curtail our operations.

Our year end audited financial statements contain a “going concern” explanatory paragraph. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially and adversely from the going concern basis on which our financial statements included in this report have been prepared.

Our consolidated financial statements for the year ended July 31, 2006 included in our annual report on form 10-KSB for the year then ended have been prepared on the basis of accounting principles applicable to a going concern. Our auditors’ report on the consolidated financial statements contained therein includes an additional explanatory paragraph following the opinion paragraph on our ability to continue as a going concern. A note to these consolidated financial statements describes the reasons why there is substantial doubt about our ability to continue as a going concern and our plans to address this issue. Our July 31, 2006 and October 31, 2006 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially and adversely from the going concern basis on which our consolidated financial statements have been prepared. See, “Management's Discussion and Analysis of Financial Condition and Results of Operations; Liquidity and Capital Resources; Plan of Operations.”

If our stockholders do not approve an amendment to our Certificate of Incorporation to increase the number of shares we are authorized to issue, we may not be unable to raise additional funds, if needed, through the sale of equity securities and it may make it more difficult to attract key employees.

As of December 15, 2006, we had 133,482,854 shares of Common Stock outstanding and approximately 44,208,727 shares reserved for future issuance under outstanding options, warrants and the 2006 Equity Incentive Plan, leaving only approximately 22,308,419 shares of Common Stock available for future issuances. We have scheduled an annual meeting of our stockholders to be held on February 21, 2007 to approve an amendment to our Certificate of Incorporation to increase the number of our authorized shares. As discussed in the risk factors above, we may need to raise additional funds. In addition, we will need additional shares for other corporate purposes including, possibly, attraction of key employees. If our stockholders do not approve this amendment, we most likely will not be able to raise additional funds, if needed, through the sale of equity securities.

Our Credit Facility with Standard Bank imposes restrictive covenants on us.

Our Credit Facility with Standard requires us, among other obligations, to meet certain financial covenants including (i) a debt service coverage ratio of not less than 1.2 to 1.0, (ii) a projected debt service coverage ratio of not less than 1.2 to 1.0, (iii) a loan life coverage ratio of at least 1.6 to 1.0, (iv) a project life coverage ratio of at least 2.0 to 1.0 and (v) a minimum reserve tail. We are also required to maintain a certain minimum level of unrestricted cash. In addition, the Credit Facility restricts, among other things, our ability to incur additional debt, create liens on our property, dispose of any assets, merge with other companies or make any investments. A failure to comply with the restrictions contained in the Credit Facility could lead to an event of default thereunder which could result in an acceleration of such indebtedness.

We will be using reconditioned and used equipment which could adversely affect our cost assumptions and our ability to economically and successfully mine the project.

We plan to use reconditioned and used carbon column collection equipment to recover gold. Such equipment is subject to the risk of more frequent breakdowns and need for repair than new equipment. If the equipment that we use breaks down and needs to be repaired or replaced, we will incur additional costs and operations may be delayed resulting in lower amounts of gold recovered. In such event, our capital and operating cost assumptions may be inaccurate and our ability to economically and successfully mine the project may be hampered, resulting in decreased revenues and, possibly, a loss from operations.

As a result of the projected short mine life of seven years, if major problems develop, we will have limited time to correct these problems and we may have to cease operations earlier than planned.

Pursuant to the 2005 Study, as updated by the 2006 Update the mine life will be only approximately seven years. If major problems develop in the project, or we fail to achieve the operating efficiencies or costs projected in the feasibility study, we will have limited time to find ways to correct these problems and we may have to cease operations earlier than planned.

The gold deposit we have identified at El Chanate is relatively small and low-grade. If our estimates and assumptions are inaccurate, our results of operation and financial condition could be materially adversely affected.

The gold deposit we have identified at our El Chanate Project is relatively small and low-grade. If the estimates of ore grade or recovery rates contained in the feasibility study turn out to be higher than the actual ore grade and recovery rates, if costs are higher than expected, or if we experience problems related to the mining, processing of, or recovery of gold from, ore at the El Chanate Project, our results of operation and financial condition could be materially adversely affected. Moreover, it is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that our operations at El Chanate will be profitable.

Our currently permitted water rights may not be adequate for all of our total project needs over the entire course of our anticipated mining operations. If we need to obtain additional rights, but are unable to procure them our planned operations may be adversely affected.

The 2005 feasibility study indicates our average life of mine water requirements, for ore processing only, will be about 94.6 million gallons per year (11.4 liters per second). The amount of water we are currently permitted to pump for our operations is approximately 71.3 million gallons per year (8.6 liters per second). Our currently permitted water rights may not be adequate for all of our total project needs over the entire course of our anticipated mining operations. We are looking into ways to rectify this issue. If we need to obtain additional rights, but are unable to procure them our planned operations may be adversely affected.

We have a limited number of prospects. As a result, our chances of commencing viable mining operations are dependent upon the success of one project.

Our only current properties are the El Chanate concessions and our Leadville properties. At present, we are not doing any substantive work at our Leadville properties and, in fact, have written these properties off. Our El Chanate concessions are owned by one of our wholly-owned subsidiaries, Oro de Altar. Minera Santa Rita S. de R.L. de C.V., another of our Mexican subsidiaries leases the land and claims at El Chanate from Oro de Altar. FG, our former joint venture partner, has the right to receive five percent of Minera Santa Rita's annual dividends, when declared. We currently do not have operations on either of our properties, and we must commence such operations to receive revenues. Accordingly, we are dependent upon the success of the El Chanate concessions.

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond our control. If and when we commence production, our ability to generate profits from operations could be materially and adversely affected by such fluctuating prices.

The profitability of any gold mining operations in which we have an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis. During 2005, the spot price for gold on the London Exchange fluctuated between $411.10 and $537.50 per ounce. Between January 1, 2006 and December 15, 2006, the spot price for gold on the London Exchange has fluctuated between $524.75 and $725.00 per ounce. Gold prices are affected by numerous factors beyond our control, including:

•	the level of interest rates,

•	the rate of inflation,

•	central bank sales,

•	world supply of gold and

•	stability of exchange rates.

Each of these factors can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has historically fluctuated widely and, depending on the price of gold, revenues from mining operations may not be sufficient to offset the costs of such operations.

We may not be successful in hedging against gold price and interest rate fluctuations and may incur mark to market losses and lose money through our hedging programs.

We have entered into metals trading transactions to hedge against fluctuations in gold prices, using call option purchases and forward sales, and have entered into various interest rate swap agreements. The terms of our debt financing with Standard Bank require that we utilize various price hedging techniques to hedge a portion of the gold we plan to produce at the El Chanate Project and hedge at least 50% of our outstanding loan balance. There can be no assurance that we will be able to successfully hedge against gold price and interest rate fluctuations and if we fail to maintain the minimum level of hedge transactions required by the terms of our debt financing, our ability to draw amounts from Standard Bank may be adversely affected.

Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against metals market price volatility may prevent us from realizing the full benefit from subsequent increases in market prices with respect to covered production, which would cause us to record a mark-to-market loss, decreasing our revenues and profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, we expect to settle our forward sales at a time when the El Chanate Project is in production. If the completion of the project is delayed or if we are unable for any reason to deliver the quantity of gold required by our forward sales, we may need to settle the forward sales by purchasing gold at spot prices. Depending on the price of gold at that time, the financial settlement of the forward sales could have a material adverse effect on our financial condition, results of operations and cash flows.

Our material property interests are in Mexico. Risks of doing business in a foreign country could adversely affect our results of operations and financial condition.

We face risks normally associated with any conduct of business in foreign countries with respect to our El Chanate Project in Sonora, Mexico, including various levels of political and economic risk. The occurrence of one or more of these events could have a material adverse impact on our efforts or future operations which, in turn, could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition. These risks include the following:

•	labor disputes,

•	invalidity of governmental orders,

•	uncertain or unpredictable political, legal and economic environments,

•	war and civil disturbances,

•	changes in laws or policies,

•	taxation,

•	delays in obtaining or the inability to obtain necessary governmental permits,

•	governmental seizure of land or mining claims,

•	limitations on ownership,

•	limitations on the repatriation of earnings,

•	increased financial costs,

•	import and export regulations, including restrictions on the export of gold, and

•	foreign exchange controls.

These risks may limit or disrupt the project, restrict the movement of funds or impair contract rights or result in the taking of property by nationalization or expropriation without fair compensation.

We anticipate selling gold in U.S. dollars; however, we incur a significant amount of our expenses in Mexican pesos. If and when we sell gold, if applicable currency exchange rates fluctuate our revenues and results of operations may be materially and adversely affected.

If and when we commence sales of gold, such sales will be made in U.S. dollars. We incur a significant amount of our expenses in Mexican pesos. As a result, our financial performance would be affected by fluctuations in the value of the Mexican peso to the U.S. dollar.

Changes in regulatory policy could adversely affect our exploration and future production activities.

Any changes in government policy may result in changes to laws affecting:

•	ownership of assets,

•	land tenure,

•	mining policies,

•	monetary policies,

•	taxation,

•	rates of exchange,

•	environmental regulations,

•	labor relations,

•	repatriation of income and

•	return of capital.

Any such changes may affect our ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as our ability to continue to explore, develop and operate those properties in which we have an interest or in respect of which we have obtained exploration and development rights to date. The possibility, particularly in Mexico, that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Compliance with environmental regulations could adversely affect our exploration and future production activities.

With respect to environmental regulation, environmental legislation generally is evolving in a manner which will require:

•	stricter standards and enforcement,

•	increased fines and penalties for non-compliance,

•	more stringent environmental assessments of proposed projects and

•	a heightened degree of responsibility for companies and their officers, directors and employees.

There can be no assurance that future changes to environmental legislation and related regulations, if any, will not adversely affect our operations. We could be held liable for environmental hazards that exist on the properties in which we hold interests, whether caused by previous or existing owners or operators of the properties. Any such liability could adversely affect our business and financial condition.

We have limited insurance against any losses or liabilities that could arise from our operations because we have not commenced operations at El Chanate. Although we plan on obtaining additional insurance once construction begins, such insurance may not be adequate. If we incur material losses or liabilities because our insurance coverage is not adequate, our financial position could be materially and adversely affected.

We are in the process of developing our Mexican concessions and hope to commence mining operations during the first calendar quarter of 2007. If and when we commence mining operations, such operations will involve a number of risks and hazards, including:

•	environmental hazards,

•	industrial accidents,

•	metallurgical and other processing,

•	acts of God, and

•	mechanical equipment and facility performance problems.

Such risks could result in:

•	damage to, or destruction of, mineral properties or production facilities,

•	personal injury or death,

•	environmental damage,

•	delays in mining,

•	monetary losses and /or

•	possible legal liability.

Industrial accidents could have a material adverse effect on our future business and operations. Although as we move forward in the development of the El Chanate Project we plan to obtain and maintain insurance within ranges of coverage consistent with industry practice. In this regard, prior to execution of the credit agreement with Standard Bank, we obtained general liability coverage of $2,000,000, basic insurance coverage of $2,000,000 for property and equipment in transit to the El Chanate Project and $4,000,000 for the property and equipment upon delivery to the site. We plan to increase coverage as warranted thereafter as the property and equipment are erected and placed into service. We cannot be certain that this insurance will cover the risks associated with mining or that we will be able to maintain insurance to cover these risks at economically feasible premiums. We also might become subject to liability for pollution or other hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons. Losses from such events may have a material adverse effect on our financial position.

Calculation of reserves and metal recovery dedicated to future production is not exact, might not be accurate and might not accurately reflect the economic viability of our properties.

Reserve estimates may not be accurate. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices. Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

We are dependent on the efforts of certain key personnel and we need to retain additional personnel and/or contractors to develop our El Chanate Project. If we lose the services of these personnel or we are unable to retain additional personnel and/or contractors, our ability to complete development and operate our El Chanate Project may be delayed and our planned operations may be materially adverse affected.

We are dependent on a relatively small number of key personnel, including but not limited to John Brownlie, Vice President of Operations, who oversees the El Chanate Project, and Dave Loder, the General Manager of the El Chanate Project, the loss of any one of whom could have an adverse effect on us. In addition, while certain of our officers and directors have experience in the exploration and operation of gold producing properties, we may need to retain additional personnel and/or contractors to develop and operate our El Chanate Project. Certain of these personnel and consultants, including Messrs. Brownlie and Loder, have already been engaged. There can be no guarantee that any needed personnel or contractors will be available to carry out necessary activities on our behalf or be available upon commercially acceptable terms. If we lose the services of our key personnel or we are unable to retain additional personnel and/or contractors, our ability to complete development and operate our El Chanate Project may be delayed and our planned operations may be materially adversely affected.

There are uncertainties as to title matters in the mining industry. We believe that we have good title to our properties; however, any defects in such title that cause us to lose our rights in mineral properties could jeopardize our planned business operations.

We have investigated our rights to explore, exploit and develop our concessions in manners consistent with industry practice and, to the best of our knowledge, those rights are in good standing. However, we cannot assure that the title to or our rights of ownership of the El Chanate concessions will not be challenged or impugned by third parties or governmental agencies. In addition, there can be no assurance that the concessions in which we have an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects. Any such defects could have a material adverse effect on us.

Should we successfully commence mining operations in Mexico, our ability to remain profitable long term, should we become profitable, eventually will depend on our ability to find, explore and develop additional properties. Our ability to acquire such additional properties will be hindered by competition. If we are unable to acquire, develop and economically mine additional properties, we most likely will not be able to be profitable on a long-term basis.

Gold properties are wasting assets. They eventually become depleted or uneconomical to continue mining. The acquisition of gold properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staffs, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties. If we are unable to find, develop and economically mine new properties, we most likely will not be able to be profitable on a long-term basis.

Our ability on a going forward basis to discover additional viable and economic mineral reserves is subject to numerous factors, most of which are beyond our control and are not predictable. If we are unable to discover such reserves, we most likely will not be able to be profitable on a long-term basis.

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. Few properties that are explored are ultimately developed into commercially producing mines. As noted above, our long-term profitability will be, in part, directly related to the cost and success of exploration programs. Any gold exploration program entails risks relating to

•	the location of economic ore bodies,

•	development of appropriate metallurgical processes,

•	receipt of necessary governmental approvals and

•	construction of mining and processing facilities at any site chosen for mining.

The commercial viability of a mineral deposit is dependent on a number of factors including:

•	the price of gold,

•	the particular attributes of the deposit, such as its

•	size,

•	grade and

•	proximity to infrastructure,

•	financing costs,

•	taxation,

•	royalties,

•	land tenure,

•	land use,

•	water use,

•	power use,

•	importing and exporting gold and

•	environmental protection.

The effect of these factors cannot be accurately predicted.

Risks related to ownership of our stock

There is a limited market for our common stock. If a substantial and sustained market for our common stock does not develop, our stockholders may have difficulty selling, or be unable to sell, their shares.

Our common stock is tradable in the United States in the over-the-counter market and is quoted on the Over-The-Counter Bulletin Board and our shares of common stock trade on the Toronto Stock Exchange. There is only a limited market for our common stock and there can be no assurance that this market will be maintained or broadened. If a substantial and sustained market for our common stock does not develop, our stockholders may have difficulty selling, or be unable to sell, their shares.

Our stock price may be adversely affected if a significant amount of shares are sold in the public market.

As of December 15, 2006, approximately 76,326,058 shares of our Common Stock, constituted "restricted securities" as defined in Rule 144 under the Securities Act of 1933. We have registered more than half of these shares for public resale. In addition, we have registered 37,361,000 shares of Common Stock issuable upon the exercise of outstanding warrants and 872,727 shares of Common Stock issuable upon the exercise of outstanding options. All of the foregoing shares, assuming exercise of all of the above options and warrants, would represent in excess of 50% of the then outstanding shares of our Common Stock. Registration of the shares permits the sale of the shares in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. To the extent the exercise price of the warrants or options is less than the market price of the Common Stock, the holders of the warrants are likely to exercise them and sell the underlying shares of Common Stock and to the extent that the exercise prices of these securities are adjusted pursuant to anti-dilution protection, the securities could be exercisable or convertible for even more shares of Common Stock.  We also may issue shares to be used to meet our capital requirements or use shares to compensate employees, consultants and/or directors. We are unable to estimate the amount, timing or nature of future sales of outstanding Common Stock. Sales of substantial amounts of our Common Stock in the public market could cause the market price for our Common Stock to decrease. Furthermore, a decline in the price of our Common Stock would likely impede our ability to raise capital through the issuance of additional shares of Common Stock or other equity securities.

We do not intend to pay cash dividends in the near future.

Our board of directors determines whether to pay cash dividends on our issued and outstanding shares. The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. Our board does not intend to declare any dividends on our shares for the foreseeable future. We anticipate that we will retain any earnings to finance the growth of our business and for general corporate purposes.

Provisions of our Certificate of Incorporation, By-laws and Delaware law could defer a change of our management which could discourage or delay offers to acquire us.

Provisions of our Certificate of Incorporation, By-laws and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to our stockholders. For example, our Certificate of Incorporation allows us to issue different series of shares of common stock without any vote or further action by our stockholders and our Board of Directors has the authority to fix and determine the relative rights and preferences of such series of common stock. As a result, our Board of Directors could authorize the issuance of a series of common stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of other common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of other series of our common stock. In this regard, in August 2006, we adopted a stockholder rights plan and, under the Plan, our Board of Directors declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on August 14, 2006. Each Right initially entitles holders to buy one one-thousandth of a share of Series B Common Stock for $3.00 once the Rights become exercisable. The Rights generally are not transferable apart from the common stock and will not be exercisable unless and until a person or group acquires or commences a tender or exchange offer to acquire, beneficial ownership of 20% or more of our common stock. However, the Rights Agreement provides an exemption for any person who is, as of August 15, 2006, the beneficial owner of 20% or more of our outstanding common stock, so long as such person does not, subject to certain exceptions, acquire additional shares of our common stock after that date. The Rights will expire on August 15, 2016, and may be redeemed prior thereto at $0.001 per Right under certain circumstances.

If our Common Stock is deemed to be a "penny stock," trading of our shares would be subject to special requirements that could impede our stockholders' ability to resell their shares.

"Penny stocks" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission are stocks:

i.	with a price of less than five dollars per share;

ii.	that are not traded on a recognized national exchange;

•	whose prices are not quoted on the NASDAQ automated quotation system; or

iii.	of issuers with net tangible assets equal to or less than

•	-$2,000,000 if the issuer has been in continuous operation for at least three years; or

•	-$5,000,000 if in continuous operation for less than three years, or

•	of issuers with average revenues of less than $6,000,000 for the last three years.

Our Common Stock is not currently a penny stock because we have net tangible assets of more than $2,000,000. Should our net tangible assets drop below $2,000,000 and we do not meet any of the other criteria for exclusion of our Common Stock from the definition of penny stock, our Common Stock will be a penny stock.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

i.	to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

ii.
to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

iii.	to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and

iv.	to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Should our Common Stock be deemed to be a penny stock, compliance with the above requirements may make it more difficult for holders of our Common Stock to resell their shares to third parties or to otherwise dispose of them.

Item 3. Controls and Procedures.

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the required time periods. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report. They have concluded that, as of that date, our disclosure controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

No change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings.

None.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds.

During the current quarter, as part of the fee for entering into and closing the Credit Agreement, we issued to Standard Bank 1,150,000 shares of our restricted common stock and a warrant for the purchase of 12,600,000 shares of our common stock at an exercise price of $0.317 per share, expiring on the earlier of (a) December 31, 2010 or (b) the date one year after the repayment of the Credit Agreement.

Subsequent to the fiscal quarter ended October 31, 2006, we issued 275,000 shares of our common stock upon the exercise of outstanding options at an exercise price of $.05 per share for proceeds of $13,750, including 25,000 options exercised by J. Scott Hazlitt, our V.P. Mine Development.

In addition, on December 13, 2006, subsequent to the end of the quarter, we issued two year options to purchase our common stock at an exercise price of $0.36 per share to John Brownlie and Christopher Chipman and our Canadian counsel. These options are for the purchase of 250,000 shares, 100,000 shares and 100,000 shares, respectively. These options cannot be exercised unless and until they are approved by the Toronto Stock Exchange and Stockholders.

All of the foregoing issuances were exempt from registration pursuant to the provisions of Section 4(2) of the Securities Act of 1933.

Item 3.  Defaults Upon Senior Securities.

None.

Item 4   Submission of Matters to a Vote of Security Holders.

None.

Item 5.  Other Information.

We have scheduled our next Annual Meeting of Stockholders to be held on February 21, 2007.

On December 13, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan. Stockholder approval of the plan will be sought at the Annual Meeting. The following general description of certain features of the Equity Incentive Plan is qualified in its entirety by reference to the Equity Incentive Plan, which is filed as an exhibit hereto. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Equity Incentive Plan.

The Equity Incentive Plan authorizes the grant of non-qualified and incentive stock options, stock appreciation rights and restricted stock awards (each, an “Awards”). A maximum of 10,000,000 shares1  of common stock will be reserved for potential issuance pursuant to Awards under the Equity Incentive Plan. Unless sooner terminated, the Equity Incentive Plan will continue in effect for a period of 10 years from its effective date.

[1]
The Company has only reserved 1,000,000 shares for issuance under the Plan at this time. It will increase the number of shares reserved for issuance under the Plan as more shares become available from, among other things, expired warrants or approval of an increase in our authorized shares of common stock at the upcoming Annual Meeting.

The Equity Incentive Plan is administered by the Board of Directors or a committee thereof. The Equity Incentive Plan provides for awards to be made to such employees, directors and consultants of the Company and its affiliates as the Board may select. As of the date hereof, 450,000 options have been granted under the Equity Incentive Plan to two of our officers and our Canadian counsel. These options cannot be exercised unless and until they are approved by the Toronto Stock Exchange and Stockholders.

Stock options awarded under the Equity Incentive Plan may vest and be exercisable at such times (not later than 10 years after the date of grant) and at such exercise prices (not less than fair market value at the date of grant) as the Board may determine. The Board may provide for options to become immediately exercisable upon a "change in control," which is defined in the Equity Incentive Plan to occur in the event one or more persons acting individually or as a group: (i) acquires sufficient additional stock to constitute more than 50% of (A) the total Fair Market Value of all Common Stock issued and outstanding or (B) the total voting power of all shares of capital stock authorized to vote for the election of directors; (ii) acquires, in a 12-month period, 35% or more of the voting power of all shares of capital stock authorized to vote for the election of directors, or alternatively a majority of the members of the board is replaced during any 12-month period by directors whose appointment was not endorsed by a majority of the members of the board; or (iii) acquires, during a 12-month period, more than 40% of the total gross fair market value of all of the Company’s assets.

The exercise price of an option must be paid in cash. No options may be granted under the Equity Incentive Plan after the tenth anniversary of its effective date. Unless the Board determines otherwise: (i) the options shall provide that, in the event a participant’s continuous service to the Company terminates, the options will terminate either immediately or within a specified period after continuous service terminates, depending upon the cause of such termination; and (ii) the options will be transferable only by will or the laws of descent and distribution.

Stock appreciation rights awarded under the Equity Incentive Plan may be granted (i) in connection and simultaneously with the grant of another Award, (ii) with respect to a previously granted Award, or (iii) independent of another Award. Stock appreciation rights to receive in shares of Common Stock the excess of the Fair Market Value of Common Stock on the date the rights are surrendered over the Fair Market Value of Common Stock on the date of grant may be granted to any Employee, Director or Consultant selected by the Board. The Board may, in its discretion and on such terms as it deems appropriate, require as a condition of the grant of a stock appreciation right that the participant surrender for cancellation some or all of the Awards previously granted to such person under the Plan or otherwise. A stock appreciation right, the grant of which is conditioned upon such surrender, may have an exercise price lower (or higher) than the exercise price of the surrendered Award, may contain such other terms as the Board deems appropriate, and shall be exercisable in accordance with its terms, without regard to the number of shares, price, exercise period or any other term or condition of such surrendered Award.

Restricted stock awarded under the Equity Incentive Plan may be granted on such terms and conditions as the Board may determine. The terms and conditions of restricted stock Award Agreements may change from time to time, and the terms and conditions of separate restricted stock Award Agreements need not be identical. Each restricted stock Award Agreement: (i) may be awarded in consideration for past services actually rendered, or for future services to be rendered, to the Company or an Affiliate for its benefit; (ii) may be subject to a vesting schedule to be determined by the Board, or be fully vested at the time of grant; (iii) shall provide that, unless otherwise provided in the restricted stock Award Agreement, in the event a participant’s continuous service to the Company terminates for cause prior to a vesting date set forth in the restricted stock Award Agreement, any unvested restricted stock Award shall be forfeited; and (iv) unless otherwise provided for therein, shall not be transferable.

Item 6.	Exhibits.

10.1	Hazlitt Agreement.

10.2	2006 Equity Incentive Plan

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Executive Officer.

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Financial Officer.

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Executive Officer.

32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

CAPITAL GOLD CORPORATION Registrant

By:	/s/ Gifford A. Dieterle
Gifford A. Dieterle President/Treasurer

Date: December 19, 2006